Q3
20

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ORGANIGRAM

ORGANIGRAM'S PORTFOLIO OF ADULT RECREATIONAL CANNABIS BRANDS:

The Edison Cannabis Co. is a premium and modern brand for discerning consumers. Focused on the pillars of quality, sophistication, creativity and innovation, Edison delivers quality and a contemporary cannabis experience.

Following years of organic cultivation comes ANKR, to be produced through a certified organic process intended for an educated, affluent consumer who recognizes the value in organically grown goods.

Trailblazer is a celebration of citizens, industry and government officials who have worked to support the modern cannabis culture we enjoy in Canada today. The brand is composed of quality cannabis for value-conscious consumers.

INTRODUCTION

This Management's Discussion and Analysis dated July 17, 2020 (this "MD&A"), should be read in conjunction with the condensed consolidated interim financial statements (the "Interim Financial Statements") of Organigram Holdings Inc. (the "Company" or "Organigram") for the three and nine months ended May 31, 2020 ("Q3 Fiscal 2020") and the audited consolidated financial statements for the year ended August 31, 2019 (the "Annual Financial Statements"), including the accompanying notes thereto.

Financial data in this MD&A is based on the Interim Financial Statements of the Company for the three and nine months ended May 31, 2020, is expressed in thousands of Canadian dollars ("$"), except for share and per share calculations, references to $ millions, per gram ("g") or kilogram ("kg") of dried flower and per milliliter ("mL") or liter ("L") of cannabis oil calculations, and is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), unless otherwise stated.

Financial figures relating to prior periods in the eight-quarter comparative table captioned "Summary of Quarterly Results" have been restated due to the reclassification of discontinued operations (see note 25 of the Annual Financial Statements), the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 26 of the Annual Financial Statements), the reclassification of sales recoveries and returns into gross revenues (see note 18 of the Annual Financial Statements), and the reclassification of indirect production to cost of sales (see note 18 of the Interim Financial Statements).

The financial information in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS and are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

• Yield per plant (in grams);

• Dried flower equivalent ("DFE", in grams or kilograms);

• Plants per room;

• Target production capacity; and

• Adjusted EBITDA.

The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. The non-IFRS financial performance measures are defined in the sections in which they appear.  Adjusted EBITDA is reconciled to IFRS in the "Financial Review and Discussion of Operations - Summary of Quarterly Results" section of this MD&A.

As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company has determined to discontinue reporting cost-of-cultivation as non-IFRS financial measure, on the basis that due to the absence of standardized methods for calculating non-IFRS financial measures, and widely varying inputs and methodologies used in the industry for metrics of this nature, the information is difficult to compare and potentially confusing.

The Company's wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a "Licensed Producer" or "LP") under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the "Cannabis Act") and regulated by Health Canada.

The Company's head and registered offices are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company's common shares ("Common Shares") are listed on the Nasdaq Global Select Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the symbol "OGI".  Any inquiries regarding the Company may be directed to its Vice President, Investor Relations, Amy Schwalm, at (416) 704-9057 or by email to investorrelations@organigram.ca.

Additional information relating to the Company, including the Company's most recent Annual Information Form (the "AIF") is available under the Company's issuer profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.  Our reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") are available on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company's plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	1

Certain forward-looking information in this MD&A includes, but is not limited to the following:

• Moncton Campus (as defined herein)  licensing and target production capacity and timing thereof;

• Expectations regarding production capacity, facility size, costs and yields;

• The impact of the current global health crisis caused by COVID-19 (as defined below);

• Expectations around demand for cannabis and related products, future opportunities and sales including the relative mix of medical versus adult-use recreational products, the relative mix of products within the adult-use recreational category including wholesale, the Company's financial position, future liquidity and other financial results;

• Legislation of additional cannabis types and forms for adult-use in Canada including regulations relating thereto and the implementation thereof and our future product forms;

• Expectations around branded products and derivative-based products with respect to timing, launch, product attributes and composition;

• Strategic investments and capital expenditures, and expected related benefits;

• Expectations regarding the resolution of litigation and other legal proceedings;

• The general continuance of current, or where applicable, assumed industry conditions;

• Changes in laws, regulations and guidelines, including the recreational and medical cannabis market;

• Price of cannabis and derivative cannabis products;

• Impact on the Company's cash flow and financial performance on third parties, including its supply partners;

• Fluctuations in the price of Common Shares and the market for the Common Shares;

• Treatment of the Company's business under governmental regulatory regimes and tax laws, including the Excise Act
(as defined herein) and the renewal of the Company's license thereunder and the Company's ability to obtain any export licenses;

• The Company's growth strategy, targets for future growth and forecasts of the results of such growth;

• Expectations concerning access to capital and liquidity and the Company's ability to finance in the public markets to fund operational activities and growth;

• The Company's ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;

• The ability of the Company to generate cash flow from operations and from financing activities; and

• The competitive conditions of the industry, including the Company's ability to maintain or grow its market share.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for other purposes. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the "Board of Directors"), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer insurance; the Company and its subsidiaries will be able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened uncertainty as a result of COVID-19 including economic and industry uncertainty and governmental action in respect thereto including with respect to  impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID 19  impacts, demand for products and services,  third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described herein); potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	2

postponements; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company's, its subsidiaries and its investees' ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined herein) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; non-compliance with debt covenants; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company's cannabis and related products, including the Company's Rec 2.0 products, and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company's ability to manage anticipated and unanticipated costs; the Company's ability to implement and maintain effective internal controls over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis.  All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY'S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY'S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER "RISK FACTORS" AND THE COMPANY'S CURRENT AIF UNDER "RISK FACTORS", FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY'S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	3

BUSINESS OVERVIEW

NATURE AND HISTORY OF THE COMPANY'S BUSINESS

The Company is a Licensed Producer of cannabis under the Cannabis Act.

The Company conducts its operations at its main facility located in Moncton, New Brunswick. The Company has expanded the main facility over time to create additional production capability strategically acquiring land and buildings adjacent to the main facility (together, the "Moncton Campus").  The Moncton Campus has  been designed for differentiated cultivation and production with three-tiered growing.  While the Company has essentially completed its expansion at the Moncton Campus with respect to cannabis production capacity, it is still completing its refurbishment with respect to derivative products allowed for legal sale by Licensed Producers such as the Company under amendments to the Cannabis Act ("Rec 2.0").

Patients order medical cannabis and cannabis derivative based products from the Company primarily through the Company's online store or by phone. Medical cannabis dried flower and cannabis derivative based products is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company's prices vary based on grow time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative based products to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

BUSINESS ENVIRONMENT

The Company's business and activities are heavily regulated.  The Company's AIF contains a more detailed description of the regulatory framework of our business as of the date of the AIF.  The following provides a description of recent regulatory developments that have the potential to impact the Company's performance.

Current Regulatory Landscape

Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On June 20, 2018, the Government of Canada passed the Cannabis Act to allow regulated and restricted access to cannabis for adult-recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis-related offences.

On November 9, 2018, Health Canada issued a license to the Company under the Cannabis Act for standard cultivation, standard processing and sale for medical purposes ("the License").  On October 21, 2019, Health Canada amended the License to expand the classes of cannabis products that may be sold to adult recreational use sales channels or sold for medical purposes, to include cannabis topicals, cannabis extracts and edible cannabis.  The License has also been amended to add additional growing, processing, drying and storage rooms.  The Company received Health Canada's approval for the renewal of the License effective March 20, 2020. The License is valid until March 20, 2023 and is subject to customary terms and conditions.

The Company also holds a cannabis license under the Excise Act, 2001 (the "Excise Act") effective October 17, 2018 and expiring October 16, 2020. All Licensed Producers who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis license under the Excise Act from the Canada Revenue Agency. The Company intends to renew this license prior to expiry.

The Company received its research and development license from Health Canada on October 23, 2019 to conduct further in-house research.  The activities authorized under this research license have and will continue to support the Company's plans to commercialize cannabis products for Rec 2.0.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	4

Edibles and Derivative Products Regulation

The Cannabis Act was amended with provisions that came into force effective October 17, 2019 for the legal sale by Licensed Producers, such as the Company, of a range of new cannabis product forms such as: "edible cannabis", "cannabis extracts" and "cannabis topicals".

Certain provinces have announced restrictions on the launch and sale of edible and vaporizable products in their markets, including Quebec and Newfoundland and Labrador. Alberta lifted its previously announced ban on vaporizable cannabis products on February 14, 2020. As the market and regulations are rapidly developing the impact of these announcements is not readily determinable at this time.

A limited selection of Rec 2.0 products began to appear gradually in physical or online stores in the latter half of December 2019. Federal license holders are required to provide 60-days prior notice to Health Canada of their intent to sell any new products and such notice could not be given until the new product forms were legalized on October 17, 2019.  The Company provided notice for its vaporizer pen portfolio and cannabis-infused chocolates in 2019 and continues to provide notices for new products from time to time.

See "Canadian Adult-Use Recreational Market 2.0" in this MD&A.

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q3-2020	Q3-2019	CHANGE	% CHANGE
Financial Results
Gross revenue	$22,241	$30,361	$(8,120)	(27)%
Net revenue	$18,021	$24,750	$(6,729)	(27)%
Cost of sales	$44,375	$12,473	$31,902	256%
Gross margin before fair value adjustments	$(26,354)	$12,277	$(38,631)	(315)%
Gross margin % before fair value adj. (1)	-146%	50%	-196%	(392)%
Operating expenses (2)	$49,093	$11,109	$37,984	342%
Adjusted EBITDA (3)	$(24,739)	$7,712	$(32,451)	(421)%
Net loss	$(89,871)	$(10,180)	$(79,691)	783%

Financial Position
Working capital	$131,074	$206,797	$(75,723)	(37)%
Inventories and biological assets	$100,634	$114,238	$(13,604)	(12)%
Total assets	$433,677	$427,989	$5,688	1%

Operating Results
Kilograms harvested	6,830	6,052	778	13%

Note 1: Equals gross margin before fair value adjustments (as reflected in the condensed consolidated interim financial statements) and gross margin before fair value adjustments divided by net revenue, respectively.

Note 2: Operating expenses as disclosed in the Financial Statements includes impairment of property, plant and equipment of $37,740 for the three months ended May 31, 2020.  Please refer to the Financial Review and Discussion of Operations section of this MD&A for further information.

Note 3: Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (earnings) from continuing operations before: interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section at the beginning of this MD&A and the reconciliation to IFRS measures in the Financial Results and Review of Operations section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	5

REVENUE

For the three months ended May 31, 2020, the Company reported $18,021 in net revenue. Of this amount $15,349 (85%) was sold to the adult-use recreational market, $2,482 (14%) to the medical market, and $134 (1%) to the international market with the balance of sales generated from other sources. Q3 Fiscal 2020 net revenue decreased from Q3 Fiscal 2019 net revenue of $24,750, primarily due to lower flower sales volumes and a lower average net selling price ("ASP") compared to Q3 Fiscal 2019 from increased competition and as the dried flower value segment of the recreational market, particularly in large format, grew in Q3 2020 while the Company's large format value product did not launch until the end of April 2020 due in part to a reduced workforce from COVID-19; and ongoing evolving consumer preferences, for which a provision for returns and price adjustments on slow-moving and aged product of $2,975 was recorded in Q3 2020.  This was partially offset by the sales of Rec 2.0 products (vape products and cannabis-infused chocolates) and international revenues, which had not occurred in the prior comparative quarter.

Net revenue for Q3 Fiscal 2020 of $18,021 was net of a provision for product returns and pricing adjustments of $2,975 (each net of excise). The majority of the product returns and price adjustments were largely due to slow moving recreational oil and certain flower products.  The lack of a sufficient retail network and slower than expected store openings in Ontario also continued to impact sales in Q3 Fiscal 2020, which was further exacerbated by increased industry supply. The Company no longer formulates material amounts of THC-dominant recreational cannabis oil and as a result this category is not expected to be a significant part of the Company's revenue prospects going forward. The Company is cognizant that in this new and emerging market, the size of the customer base, its demands, and preferences cannot yet be ascertained with any level of certainty or reliability and future demand for existing and new products remains to be determined as the market develops and matures.

Dried flower comprised 65% of net revenue in the quarter.  The ASP of dried flower decreased $0.94 to $3.90 per gram on a quarter-over-quarter basis as the Company recorded sales returns and pricing adjustment provisions of $2,975 related to prior period sales and experienced general price compression in the adult-recreational and medical markets as these markets matured and the customer and product mix evolved.  Selling prices are prone to fluctuation and there may be further price compression as the market and Company's customer and product mix evolves.

Sales volumes of dried flower in grams declined 24% to 2,986 kg in Q3 Fiscal 2020 compared to the prior year comparative quarter, primarily as a result of significant volumes of product shipped during Q3 Fiscal 2019 to address orders to fill pipelines and product shortages in the adult-recreational market.

COST OF SALES

Cost of sales for the three months ended May 31, 2020 increased to $44,375 compared to $12,473 in the prior year comparative period, primarily as a result of the write-off of excess and unsaleable inventories of $19,253, of which $11,926 related to trim and concentrated extract; $2,661 in inventory write-downs to net realizable value to reflect declining prices; and $7,865 in charges related to a reduced workforce due to COVID-19, which was comprised of $5,048 in plant culling, $1,964 in unabsorbed fixed overhead as a result of lower production volumes, and $853 mostly related to lump-sum payments paid to temporarily laid-off workers.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS

The Company realized gross margin before fair value adjustments for the three months ended May 31, 2020 of ($26,354), or (146%) as a percentage of net revenue, compared to $12,277, or 50%, in the prior year comparative period.  The decrease in gross margin before fair value adjustments as a percentage of net revenue is largely due to: (i) higher cost of sales on higher post-harvest costs; (ii) inventory provisions and write-off of excess and obsolete inventories; (iii) inventory write-downs to net realizable value; (iv) extraordinary plant culling and unabsorbed overhead as a result of lower production volumes due to reduced staffing and production inefficiencies as a result of  COVID-19; and (v) a lower ASP from increased competition and the ongoing evolution of the customer and product mix as well as provisions for product returns and pricing adjustments.

OPERATING EXPENSES

Selling, general and administrative expenses and share-based compensation were $11,353 for Q3 Fiscal 2020, a slight increase from $11,109 in Q3 Fiscal 2019.  While the Company continued to scale up its operations in connection with the adult-use recreational market, which includes the cannabis derivatives market that launched in December 2019, these expenses were similar to the prior year's amount as the Company scaled back certain expenditures due to COVID-19 and changing market conditions.  Included in these expenses are staffing, commissions on sales, office and general costs non-production related depreciation of the building, and professional fees and public company-related costs.

Included in operating expenses is impairment loss on property, plant and equipment of $37,740, which is comprised of an impairment loss of $37,192 and an onerous contract provision of $548, which is related to the same assets that are being impaired.  The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment.  During the three months ended May 31, 2020, management noted indicators of impairment with respect to Phase 4C of its Moncton Campus and recorded an impairment with respect to this Phase based on its fair value less costs to dispose (FVLCD).

ADJUSTED EBITDA

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	6

Negative adjusted EBITDA1  was $24,739 in Q3 Fiscal 2020 compared to adjusted EBITDA of $7,712 in Q3 Fiscal 2019. The decrease in adjusted EBITDA is primarily attributed to higher cost of sales compounded by lower revenues as described above, as the Company continued to build its operations, and adapts to changing market dynamics, consumer preferences, and increased competition.  Please refer to the Financial Review and Discussion of Operations section of this MD&A for a reconciliation of net (loss) income to Adjusted EBITDA.

NET LOSS

The net loss was $89,871 in Q3 Fiscal 2020 compared to a net loss of $10,180 in Q3 Fiscal 2019. The increase in net loss is primarily attributed to the impairment loss on property, plant and equipment of $37,740 as well as a higher cost of sales compounded by lower revenues as described above, as the Company continued to build its operations, and adapts to changing market dynamics, consumer preferences, and increased competition.

FINANCIAL POSITION

Working capital as at May 31, 2020 declined to $131,074 from $152,417 as at August 31, 2019 as the Company continued to invest in the build-out of its Moncton Campus property, plant and equipment.

_______________________________________________________
1 Adjusted EBITDA is a non-IFRS financial measure.  See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	7

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO MAY 31, 2020

COVID-19 CORPORATE ACTION PLAN

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic.  Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, disrupted the Company's operations during the three months ended May 31, 2020 which disruption is ongoing.

The production and sale of cannabis have been recognized as essential services across Canada, however COVID-19 pandemic related challenges persist.  Due to the ongoing developments and uncertainty, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, its operating results and/or its cash flows.  In addition, it is possible that estimates in the Company's financial statements will change in the near-term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, further impairment of long-lived assets including intangible assets.  The Company is closely monitoring the impact of the pandemic on all aspects of its business.

On April 6, 2020, Organigram announced the temporary layoff of approximately 45% of its workforce primarily in an effort to help contain COVID-19. The Company offered voluntary layoffs to certain staff and those that accepted made up the majority of the layoffs.  In some cases, due to the impacts of COVID-19, some administrative, support and other functions were deemed non-essential to the short-term needs of the business and were temporarily laid off. The temporary layoffs were initiated on March 24, 2020. Lump-sum payments (equating to approximately two weeks of work) were paid to the affected employees to help bridge the gap to available government programs.  In addition, the Company absorbed the employee paid portion of health, dental and short-term disability premiums for all employees during this difficult time. The impact of these temporary layoffs resulted in a charge of approximately $0.7 million during the month of April 2020, which is primarily associated with the lump sum payments provided to these employees. The Company also put in place a number of health and safety measures during Q3 2020 including, but not limited to, the following:

• An Emergency Response Team was established to monitor pandemic updates, review safety protocols, assess public health risk and develop action plans;

• Moved to a work from home environment for any functions not required onsite;

• Implemented travel restrictions for work related travel, restricted visitor access to the facility and imposed self-isolation for any employees who may have had symptoms of sickness and/or returned from international travel as of March 13th;

• Increased focus on sanitation and social distancing, with additional hand sanitizing stations throughout the Moncton Campus, cleaning and sanitizing of high touch surfaces, and additional cleaning in common areas;

• Imposed restrictions on large meetings and gatherings, opting for web-based meetings and teleconferencing;

• Mandatory reporting of any hourly employee absence to an attendance phone line including specific reporting of any COVID-19 symptoms; and

• Reminders of measures to reduce risk of infection and prevent spread including washing hands and avoiding contact with faces.

Effective May 13, 2020, the Company began to implement a staggered return-to-work plan.

On July 3, 2020, in response to the continued impact of COVID-19 on the Company's business and the continuing evolution of the Canadian cannabis industry the Company announced that in order to better align its production capacity to prevailing market conditions it had reduced its workforce by 25% by permanently laying off 220 employees.  The Company believes that based on current market  conditions its current workforce,can continue to meet current and anticipated near term demand levels.  The Company continues to have 84 employees on temporary layoff who may be recalled from time to time as needed.  As of the date of this MD&A, the Company has approximately 433 active employees operating out of its Moncton Campus facility and another 58 outside the facility for 491 total active employees.

OTHER KEY DEVELOPMENTS

On March 23, 2020, the Company received Health Canada's approval for the licensing of the remainder of its Phase 5 expansion together with the renewal of its Licenses for standard cultivation, standard processing and sale for medical purposes under the Cannabis Regulations.  The renewed and expanded Licenses are effective as of March 20, 2020 for a three-year period until March 20, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	8

On April 22, 2020, the Company established an at-the-market equity program (the "April 2020 ATM Program") that allowed the Company to issue up to $49,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public. The terms of the April 2020 ATM Program were governed by an equity distribution agreement dated April 22, 2020 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the "agents").  The volume and timing of distributions under the April 2020 ATM Program were determined in the Company's sole discretion, subject to applicable laws and stock exchange requirements. Common Shares sold in the April 2020 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale. The Company issued 14,035,278 common shares during the three months ended May 31, 2020 for gross proceeds of $31,069 at a weighted average price of $2.21 per common share. Net proceeds realized were $29,830 after agents' commissions of $621, regulatory fees of $1, and legal and professional fees of $629. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Subsequent to the period end, the Company completed its April 2020 ATM Program on June 8, 2020, by issuing the remaining shares under the ATM, which comprised of 7,044,951 common shares for gross proceeds of $17,915 at a weighted average price of $2.54 per common share.

On April 23, 2020, the Company announced the releases of its new adult use recreational cannabis products including Trailer Park Buds, ANKR Organics and PAX Era Pods.  The Company has subsequently modified its logo and branding for the Trailer Park Buds offering as further announced on June 23, 2020.

On April 30, 2020, the Nova Scotia Court of Appeal partially overturned the certification of a class action against the Company, thereby significantly reducing the scope of the claim against the Company as the Plaintiff failed to present any evidence. The Class Action will continue on the limited grounds of the claimed reimbursement of funds paid for the cannabis purchased by customers in 2016. Organigram will continue to defend what remains of the Class Action as it has already voluntarily reimbursed many of its customers for this recall via a comprehensive credit and refund program.  On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal's decision to the Supreme Court of Canada.

On May 19, 2020, the Company extended its medical cannabis offering to include products from its cannabis 2.0 adult-use recreational portfolio that contain Edison vape pens powered by Feather technology, Edison-branded pods for PAX era vaporizers, and cannabis infused chocolates, Edison Bytes.

On May 29, 2020, the Company announced that it has amended its credit agreement effective May 28, 2020 dated May 31, 2019, with Bank of Montreal as lead arranger as well as a syndicate including three other lenders.  See "Financing Costs and Investment Income" in this MD&A.

On June 9, 2020, the Company announced its largest international supply deal to date in the form of a multi-year agreement with one of Israel's largest and most established medical cannabis producers, Canndoc Ltd., a subsidiary of InterCure Ltd. for supply of up to 6,000 kg of dried flower. Canndoc has been a pioneer in pharmaceutical-grade cannabis for more than 12 years and holds international cultivation and distribution agreements in the European Union and Canada.

On July 3, 2020, the Company announced the postponement of the filing of its interim financial statements, interim MD&A and related certifications for the three and nine months ended May 31, 2020.  The Company utilized blanket exemptive relief granted by the Canadian securities regulatory authorities that permits it to delay the filing of its Q3 Interim Filings otherwise required to be filed by July 15, 2020 in accordance with the timelines prescribed by National Instrument 51-102 - Continuous Disclosure Obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	9

OPERATIONS AND PRODUCTION

CULTIVATION

While the vast majority of incremental production capacity in 2017 to 2019 by competitors was generated from greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology. Organigram believes that it has achieved the best of both worlds: (1) high quality indoor grown product; and (2) a platform for a low cost of production.

The Company's cultivation plans focus on bringing new cultivars to the market and increasing the tetrahydrocannabinol ("THC") and terpene profile of its dried flower to meet emerging consumer demand.

The Company is able to control all critical facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants it produces. The Company has also developed its own in-house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors, which in turn allows the Company to understand and refine the optimal methods to grow cannabis plants.

As a function of its reduced workforce during Q3 Fiscal 2020 due to COVID-19, the Company experienced reductions in production, cultivation, and processing and packaging capacity which had a negative impact on operating results.  During the period, Organigram focused on the most automated and efficient lines of production and supplemented reduced production with inventory on hand to meet demand.  The Company paused pre-roll production starting in April 2020 largely due to the lack of ability of employees to adequately physically distance for this type of production in the Facility and less anticipated demand for this product form during a pandemic.  In Q2 Fiscal 2020, pre-roll revenue comprised 14% of total net revenue. Pre-roll production resumed in early Q4 Fiscal 2020 as more employees returned to work in the Facility with the reduction of provincial COVID restrictions.

Due to a reduced workforce, the Company harvested 6,830 kg of cannabis during Q3 Fiscal 2020 compared to 6,052 kg in Q3 Fiscal 2019.  The increase from the comparative period notwithstanding, the reduced workforce was due to greater capacity from the build out of the Moncton Campus.

PHASE 4 EXPANSION

As previously disclosed with Q2 Fiscal 2020 results, the Company has completed construction of Phases 4A and 4B and received licensing approval from Health Canada for total licensed cultivation capacity of 89,000 kg per year. As the Company adjusts its production methods to achieve higher THC levels in its cannabis plants, the yield per plant has been reduced by approximately 20%, thereby resulting in a licensed capacity of approximately 70,000 kg per year.

As first disclosed with the release of Organigram's 2019 annual financial results on November 25, 2019, the Company's management made a strategic decision to delay final completion of Phase 4C (the final stage of the Phase 4 expansion), largely due to lower than anticipated consumer demand (which the Company believes is largely due to the lack of an adequate retail store network) and to more effectively manage and prioritize cash flow as well as potentially use the space in Phase 4C for other opportunities (if strategic and/or market factors dictate). During this quarter, the Company's management decided to indefinitely defer completion of Phase 4C, as originally designed for additional cultivation capacity, based on forecast market demand.  Phase 4C of the Moncton Campus has effectively been partially completed and without any foreseeable near-term use for this Phase, the Company recognized an impairment loss of $37.7 million in relation to this asset in Q3 Fiscal 2020.  Refer to the Financial Review and Discussion of Operations section of this MD&A for further information.

As previously estimated and disclosed, the complete Phase 4 expansion of the Moncton Campus facility represented a total of 77,000 kg per year of additional annual target production capacity and was divided into a series of stages (4A: 25,000 kg; 4B: 28,000 kg; and 4C: 24,000 kg).  As a consequence of the aforementioned yield reduction and indefinite deferral of the completion of phase 4C, the revised annual target production capacity for Phase 4 is now estimated at 42,000 kg (4A: 20,000 kg; 4B: 22,000 kg). The Company now expects the estimated capital cost of the entire Phase 4 expansion to be in the range of $135 to $140 million.  The estimated capital cost to complete the entire Phase 4, such that 4C can be occupied, was approximately $1 million as of quarter-end.

For the foreseeable future, the Company plans to continue to cultivate less than the target cultivation capacity in response to less than anticipated consumer demand as noted above. As discussed herein, the Company has adjusted its workforce to align with expected demand trends. The Company continues to closely monitor market conditions and the evolving COVID-19 situation.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	10

PHASE 5 REFURBISHMENT

Phase 5 plans include refurbishing 56,000 square feet of interior space within the Company's existing facility for design under European Union GMP ("EU GMP") standards for additional extraction capacity, a derivatives and edibles facility and additional office space.  EU GMP describes the minimum standard that a manufacturer must meet in their production processes.  EU GMP certification is subject to inspections coordinated by the European Medicines Agency.  The Company has no plans to seek certification in the near future.  Phase 5 houses the high speed, high capacity, fully automated chocolate production line which includes an advanced chocolate molding line and a fully integrated packaging line that includes advanced engineering, robotics, high speed labeling and automated carton packing.  Phase 5 plans also include expanded vaporizer pen filling and automated packaging, additional extraction by both CO2 and hydrocarbons as well as expanded areas for formulation including short path distillation for edibles and vaporizer pen formulas.  During the quarter, Phase 5 received licensing from Health Canada and includes the approval of a two-floor production facility designed to support all processing activity as well as dedicated spaces for packaging of flower, pre-rolls, vape pens and powdered beverages. The amendment to the License also allows for new purpose-built harvest and drying rooms and support areas for quality assurance, maintenance and sanitation.

The estimated total capital cost of Phase 5 is expected to be approximately $65 million. The estimated capital cost to complete Phase 5 was approximately $3 million as at quarter-end, largely related to the installation of certain equipment in the edibles and extraction area.

For further detail on the Company's strategy and plans for new derivative legalization, please see "Canadian Adult-Use Recreational Market 2.0" in this MD&A.

In addition to the Phase 4 and Phase 5 expansions, the Company also owns approximately 12.1 acres located across the road from its current production facility, which is available for any future expansion if needed.

The estimates of additional production capacity and costs related thereto in Phase 4 and Phase 5 represent forward-looking information and are based on a number of material factors and assumptions, including the following:

• The facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phase 2 and Phase 3;

• The ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company's existing facilities; and

• All grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other permitted purposes, such as for storage).

Several factors can cause actual costs and capacity to differ from estimates including, but not limited to, timing for receipt of regulatory approvals from Health Canada, construction delays or postponements and unforeseen obstacles. See "Risk Factors" in this MD&A and in the Company's current AIF.  Capital expenditures incurred encompass cost of work performed (including any retention/holdback amounts) and are added to property, plant and equipment during the period.

					EXPENDITURES ($M)
PHASE	PURPOSE	STATUS AS OF DATE OF MD&A	KG/YR OF TARGET PRODUCTION(1)	KG/YR OF CURRENT FLOWER CAPACITY(2)	SPENT IN Q3-2020	SPENT IN FISCAL 2020	ESTIMATE TO COMPLETE AT MAY 31, 2020
1/2/3	Propagation, PreVeg, Organic, Flower, Post Harvest, Temporary Vapes Processing Area	Licensed and in Production	28,000	20,000	_	_	_
4A	Flower Rooms	Licensed and in Production	20,000	14,000	_	_	_
4B (3)	Flower Rooms	Licensed and in Production	22,000	16,000	1	3	_
4C (4)	Flower Rooms	Completion Halted in Response to Market Conditions	N/A	N/A	1	17	1
5 (i)	Post Harvest Rooms, Edibles, Vapes	Licensed and in Production	N/A	N/A	5	37	3
5 (ii)	Harvest Rooms, Drying Rooms, Filling and Packaging Rooms for Various Products, Larger Extraction Facilities	Licensed	N/A	N/A
			70,000	50,000	7	57	4

(1) Based on current capacity and optimal operating condition for the whole cannabis plant.

(2) Based on current capacity and optimal operating condition for only the flower component of the cannabis plant.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	11

(3) Due to less than anticipated consumer demand and the reduced workforce as a result of the COVID-19 pandemic largely discussed herein, the Company's management is currently utilizing less than the current operating capacity.

(4) The estimate to complete of $1 million reflects the investment required to make Phase 4C occupancy ready, but not completed as originally intended as the Company has indefinitely defer completion of this Phase for the time being.

CANADIAN ADULT-USE RECREATIONAL MARKET

Organigram has an exclusive consulting agreement with TGS Global, LLC ("TGS")2  (formerly TGS International LLC), a vertically integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as medicinal and/or adult-use retail locations in the state of Colorado.  Insights have been gained through the relationship with TGS to better understand demand on particular product forms, as well as market share trends over time.

In order to ensure the Company's offerings are aligned with anticipated customer preferences, Organigram conducts ongoing consumer research and leverages detailed analysis of consumer purchasing behaviours across Canada.  Although the Company launched a number of new products in Q3 Fiscal 2020, some introductions were delayed from original timing expectations due to the impact of COVID-19 on securing supplies and equipment and/or due to a reduced workforce.

To date, dried flower remains the largest market segment in the Canadian adult-use recreational market of all product form factors and the Company believes it will continue to dominate based on the sales history in mature legal markets in certain US states. The Company has noted the significant growth in the dried flower value segment of the market with intensifying competition including recent entries of lower priced offerings which have caused significant market share shifts within the value segment.  Particularly since the onset of the pandemic, value in large format sizes have become an increasing focus of consumers.

During the quarter, the Company responded with the introduction of Trailer Park Buds (TPB), its first value offering of dried flower in a large size format of 28g. The Company is not limited to competing on price alone as it believes its product is differentiated from because it is indoor-grown, whole dried flower and strain specific.  The product was well-received and sold out quickly in many of the early entry provinces. The Company believes that the delayed launch of TPB due in part to a reduced workforce as a consequence of COVID-19 may have affected the market share and sales achieved from the launch of TPB in Q3 2020.

The Company announced in early Q4 Fiscal 2020 that it is proactively making some changes to the TPB brand and logo after reviewing perception around the brand with Health Canada.  In the immediate term, Organigram has moved to a modified version of the brand and logo, "Buds". As such, there was some disruption to supply in the first month of Q4 Fiscal 2020. Longer term, the Company is exploring options for a permanent revised brand and logo combination for its large format value brand.

In Q3 Fiscal 2020, the Company had listings in Alberta, Manitoba, Saskatchewan, New Brunswick, and Nova Scotia and recently launched in Ontario in mid-July. For Quebec, the Company expects to offer dried flower in large format size of 28g under its Trailblazer value brand in Q1 Fiscal 2021.

Further, the Company's value segment strategy also includes dried flower offerings launched in larger format sizes of 7g and 15g under our Trailblazer brand in mid-July 2020. The Trailblazer value brand continues to offer increasingly higher THC levels versus what was offered when originally launched (near the start of adult-use cannabis legalization), at a competitive price point such that the Company believes it will have the ability to compete in the growing large format value segment of the market.

In addition to the aforementioned line-up, the Company expects to start shipping new core strains with high potency THC during Q4 2020 and has began rolling out further line extensions, including new size formats and three-pack pre-rolls of its most popular strains, such as Limelight and Blue Velvet for example, in June 2020.

During Q3 Fiscal 2020, the Company also announced the launch of ANKR Organics dried flower in 3.5g size format which is listed in four provinces, including Ontario, Quebec, British Columbia and Nova Scotia.

REC 2.0

The Company is focused on achieving a leadership position in the Rec 2.0 market by offering customers innovative, high quality products. The Company intends to deploy a strategy aimed at product depth as opposed to breadth to maintain its strong track record of delivering on supply commitments, which the Company believes is critical to building brand equity.

Organigram shipped the first of its Rec 2.0 products in December 2019 including Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges followed by its first shipment of Edison + Feather ready-to-go distillate pens toward the end of February 2020. Powered by Feather technology, Edison vape pens are ready-to-use inhalation-activated pens that are designed to offer adult consumers a simple and intuitive user experience. The Company started shipping Edison + PAX ERA® distillate cartridges, its premium line of vape products in April 2020.

_____________________________
2 The Company has no equity or other financial interest in TGS, nor does it provide TGS with any products or services. The terms of the agreement provide for a royalty payment to TGS on products sold in Canada. Organigram has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	12

Toward the end of February 2020, the Company also began shipping the first of its cannabis-infused chocolates, Edison Bytes, which are premium truffles in both milk and dark chocolate formulations. The chocolates are available to Canadian adult consumers as single chocolate truffles containing 10 mg of THC each and sets of two chocolate truffles containing 5 mg of THC each.

In addition to its Edison Bytes cannabis-infused chocolates, the Company expects to launch a cannabis-infused chocolate bar into the value segment of the adult-use recreational edibles market under the Trailblazer brand in Q4 Fiscal 2020.  The chocolate bar will be available in two flavours, mocha and mint chocolate with 10 mg of THC in every 42 g bar.

As previously announced, Organigram's researchers have developed a proprietary nano-emulsification technology that is anticipated to provide an initial absorption of the cannabinoids within 10 to 15 minutes.

Our researchers transformed this emulsification into a solid form, turning it into a dissolvable powder.  This shelf stable, water-compatible, unflavored nano-emulsion formulation powder is also expected to begin to be absorbed within 10 to 15 minutes when ingested after being added to a liquid.

The emulsification process developed by the Organigram team generates micro-particles that are very small and uniform (size of 20 nanometers), which is expected to translate to an absorption and onset of effect that is believed to be rapid, reliable and controlled. With traditional edibles, beverages, and ingestible oil-based extracts, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before the effects are felt. This lengthy process can result in accidental overconsumption and undesirable experiences.

The nano-emulsion technology is also anticipated to have stability to temperature variations, mechanical disturbance, salinity, pH, and sweeteners.

The powdered formulation, subject to confirmatory testing and commercialization, holds the potential to offer consumers a measured dose of cannabinoids which they can then add to liquid, such as a beverage of their choice, while also offering the discretion, portability and shelf life expected of a dried powder formulation.

The Company expects to launch its powdered beverage product in Q1 Fiscal 2021.

For additional details on expanding capacity for Rec 2.0, see "Phase 5 Refurbishment" in this MD&A.

OUTLOOK

The cannabis industry in Canada remains highly competitive and oversupplied amongst both licensed producers and the still dominant illicit market.  The Company believes it has right sized the business to better match the current demand and competitive dynamics but retains significant flexibility to increase production as the necessary Company infrastructure is already in place to do so.

With the aforementioned launches in Q3 and Q4 2020, the Company believes it is well-positioned to capture incremental market share and sales over time.  Since most of the Q4 launches did not occur until mid-quarter or later and there was some supply disruption in its value in large format offering for about a month in Q4, the Company expects it will take until Q1 Fiscal 2021 before there is the potential for any meaningful incremental sales from the adult-use recreational market.

To date in Q4 Fiscal 2020, the Company has also recorded wholesale revenue and expects to start shipping to Canndoc Ltd. in Q4 Fiscal 2020, subject to the receipt of an export license and placement of any required insurance coverage.

The Company expects an improvement to gross margins before fair value changes to biological assets and inventories sold in Q4 2020 due to fewer inventory write-offs and provisions as compared to Q3 2020.  A negative non-cash adjustment to cost of sales for unabsorbed fixed overhead costs are anticipated to persist as Organigram intends to cultivate at less than the target cultivation capacity for the foreseeable future (as discussed in "Phase 4 Expansion" section of this MD&A).  Further, as indicated in previous quarters, the Company expects some production inefficiencies to persist in the near term and impact gross margin while it continues to launch new Rec 2.0 products and optimize production.

MEDICAL MARKET

Organigram's sales in the medical market in Q3 Fiscal 2020 decreased from Q3 Fiscal 2019 due to lower sales volumes and a lower ASP. The Company continues to be focused on ensuring there is no disruption in product availability for its patients.

In September 2018, the Company announced that it would be absorbing the excise tax for its patients. As excise costs vary by jurisdiction, this amount may vary depending on the relative jurisdictional mix of sales. This initiative has been well received by both patients and educators and emphasized Organigram's ongoing commitment to its patients. The Company also increased its offering to its medical compassionate program, allowing for further access to Organigram products for lower-income patients.

As announced with Q2 Fiscal 2020 results, Organigram began shipping product to Shoppers Drug Mart Inc. ("Shoppers") in early April 2020.  Under the terms of its supply agreement with Medical Cannabis by Shoppers, the online medical cannabis platform by Shoppers in January 2020, the Company secured the supply agreement for a three-year term subject to renewal for an additional two years.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	13

As of May 19, 2020, the Company announced it extended its medical cannabis offering to include products from its Rec 2.0 portfolio. Products now available to medical cannabis consumers include ready-to-use Edison Cannabis Company (Edison) vape pens powered by Feather; Edison-branded pods specifically for PAX Era vaporizers; and Edison Bytes chocolates in dark and milk chocolate, in both one and two pack formats.

REGISTERED PATIENTS

The Company quantifies the number of patients as those with an active prescription registration. The Company's active patient count was 14,312 at the end of Q3 Fiscal 2020 compared to 17,000 patients at the end of Q3 Fiscal 2019. As a result of the shifting dynamics (launch of adult-use recreational market) it will take the Company a number of quarters to be able to better anticipate the long-term trend of the medical patient count and medical cannabis business in Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	14

INTERNATIONAL CANNABIS & CBD MARKETS

The Company continued to monitor its investments during Q3 Fiscal 2020.

ALPHA-CANNABIS GERMANY

On October 10, 2018, the Company, through a wholly-owned subsidiary, executed an investment agreement with alpha-cannabis® Pharma GmbH ("Alpha-Cannabis Germany" or "ACG"), located in Stadthagen, Germany, pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% interest in the aggregate issued and outstanding capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million) plus an additional amount of up to €875,000 (approximately $1.35 million) payable to ACG by way of issuance of Common Shares by the Company upon achievement of certain milestones.

Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of cannabis-based active pharmaceutical ingredients and pharmaceuticals.

The Company intends to provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also entered into an agreement whereby the Company has an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany.

Organigram and ACG jointly submitted a tender for domestic cultivation in Germany in Q1 Fiscal 2019.  In April 2019, the Company and ACG learned they were not awarded any lots for domestic cannabis production by Germany's Federal Institute for Drugs and Medical Devices. The Company believes another tender process is likely in the future. With further improvements to ACG facilities underway as well as additional licensing expected, Organigram believes ACG and itself will be better positioned in the next tender process for domestic cultivation.

During Q3 Fiscal 2020, the Company delivered its first shipment of dried flower to ACG for testing purposes as ACG is seeking to obtain certification for EU-GMP certified cannabis oil extracted from the Company's non-certified dried flower.

EVIANA

On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation ("Eviana") by way of private placement. Eviana is a Canadian Securities Exchange (CSE) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company's investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana's board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

Concurrent with the Company's investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana's annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order ("MCTO") under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (CTO) was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 - Trading Rules.

At May 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of fair value less costs to dispose ("FVLCD") and value-in-use ("VIU").  An impairment loss of $1,400 and $3,000 has been included in the statement of (loss) income and comprehensive (loss) income for the three and nine months ended May 31, 2020, respectively.

Subsequent to the period end, on June 18, 2020, the Company served Eviana with a Notice of Default and Demand Letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture instrument.  As of the date of this MD&A, the Company has not yet received its December 31, 2019 or June 30, 2020 interest payment on the Eviana convertible debenture.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	15

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada or abroad (subject to compliance with applicable law), intellectual properties, technologies or other assets that are synergistic to the Company's Canadian and international strategies.

HYASYNTH

On September 12, 2018, the Company entered into a strategic investment to purchase an aggregate of $10 million convertible secured debentures (the "Hyasynth Debentures") of Hyasynth Biologicals Inc. ("Hyasynth"), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis, in three separate tranches.  Organigram has purchased $5 million in secured convertible 8% Hyasynth Debentures and has further agreed to purchase up to an additional $5 million of Hyasynth Debentures in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain production milestones and the satisfaction of certain other customary closing conditions.

Hyasynth has patent-pending enzymes, yeast cells and processes that make it possible to produce phytocannabinoids and phytocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have allowed Hyasynth to produce CBG, CBD and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant-based production. The Company anticipates that its investment in Hyasynth has the potential to provide the Company with access to what it expects to be the future of cannabinoid production. The Company expects that cost-effectiveness and scalability will be necessary to meet the needs of both the Canadian and global cannabis markets.

In addition to the investment, Organigram has the right to purchase potentially all of Hyasynth's cannabinoid or cannabinoid-related production at a 10% discount to the wholesale market price for a period of ten years.  In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. One subset of these minor cannabinoids includes propyl-cannabinoids such as cannabigerivarin (CBGV) and tetrahydrocannabivarin (THCV).  While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid-based recreational and medical cannabis products.

Further information regarding the terms and conditions of this investment, including accounting methodology, is disclosed in the Company's Interim Financial Statements.

SUPPLY AGREEMENT FOR HEMP FOR CBD EXTRACTION

On January 18, 2019, the Company entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply of hemp.

Pursuant to the supply agreement, the Company receives a 25% discount on all dried product purchased from 1812 Hemp and has continued access to future 1812 harvests from December 17, 2018 to December 16, 2023, with the option to extend for an additional five-year period. The Company made a payment of $1.5 million to 1812 Hemp in connection with this supply agreement.  Organigram acquired access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it mostly acquired in Q3 Fiscal 2019.

In addition, pursuant to the supply agreement with 1812 Hemp, Organigram has a right-of-first refusal on future procurement of hemp from 1812 Hemp.

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 1812 Hemp.  Under the terms of the Payment Agreement, the Company advanced $3.0 million to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the supply agreement described above. The aggregate amount of advances outstanding under the Payment Agreement as of January 1, 2020 will accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. Repayment of the advances is due June 30, 2021 however any purchases of hemp from time to time will reduce the outstanding balance of the advances.  As at May 31, 2020, 1812 had offered the Company hemp for purchase in amounts that may be sufficient to retire in full the outstanding balance of advances.  At May 31, 2020, excluding accrued interest receivable, $2,229 was outstanding with respect to the Payment Agreement, which has been classified entirely as long-term based on the Company's estimated purchases of hemp and expected repayment rate.

USE OF PROCEEDS OF PRIOR FINANCINGS

The following table sets out the Company's previously disclosed expected uses of prior financings as set out in the prospectus filings of prior financings, which include: i) the proceeds of the offering of the December 2017 units; and ii) the proceeds of the offering of the January 2018 Debentures.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	16

	ESTIMATED FUNDS REQUIRED FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	FUNDS THE COMPANY EXPECTS TO REQUIRE FOR COMPLETION AS AT MAY 31, 2020	ACTUAL FUNDS SPENT AS OF MAY 31, 2020	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE HEREOF
Moncton Campus expansion (Phase 4)	$95.0 million	$0.5 million[3]	$123.3 million	December 2019	December 2019[4]
Strategic international opportunities	$5.4 million to $21.6 million[1]	$5.4 million to $21.6 million[1]	$7.6 million[2]	Ongoing	Ongoing
Strategic domestic expansion	Up to $43.1 million	Up to $38.0 million	$5.1 million	Ongoing	Ongoing
Hemp market presence	Up to $10.8 million	Up to $8.4 million	$4.5 million	Ongoing	Ongoing

(1) Comprised of December 2017 and January 2018 financings

(2) Excludes contingent consideration that is to be settled in Common Shares of the Company

(3) Based on management's decision to indefinitely cease construction of Phase 4C as originally intended, the $0.5 million estimated to complete Phase 4 relates to achieving occupancy status within Phase 4C and not completion as originally intended.

(4) As disclosed in the "Moncton Campus Expansion" section of the MD&A, the Company has decided to indefinitely cease construction completion of Phase 4C, originally scheduled for completion by the end of calendar 2019.  The Company completed Phase 4A and 4B prior to December 2019.

As set out in the table above, the majority of the funds raised were allocated for specific purposes, particularly related to the expansion of the Moncton Campus and strategic opportunities (refer to the "Moncton Campus Expansion" and "International Cannabis & CBD Markets" sections in this MD&A).  At this stage, potential strategic acquisitions are at various stages of progression and the allocation of funds may change depending on the strategic priorities of the Company and management's assessment of the competitive landscape.

During the three months ended May 31, 2020, the Company raised net proceeds of approximately $29.8 million under its April 2020 ATM Program. The Company has used, and intends to continue to use, the ATM net proceeds to fund capital projects, for general corporate purposes and to repay indebtedness.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	17

FINANCIAL REVIEW AND DISCUSSION OF OPERATIONS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain non-IFRS performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets) in its MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the "Introduction" section at the beginning of this MD&A.

FINANCIAL HIGHLIGHTS

Below is the quarter-over-quarter analysis of the changes that occurred for the three months ended May 31, 2020 and 2019. Commentary is provided in the pages that follow.

	Q3-2020	Q3-2019	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$22,241	$30,361	$(8,120)	(27)%
Net revenue	$18,021	$24,750	$(6,729)	(27)%
Cost of sales	$44,375	$12,473	$31,902	256%
Gross margin before fair value adjustments	$(26,354)	$12,277	$(38,631)	(315)%
Gross margin % before fair value adj.	(146)%	50%	(196)%	(395)%
Fair value adjustments to biological assets and changes in inventory sold	$(23,862)	$(12,456)	$(11,406)	92%
Gross margin	$(50,216)	$(179)	$(50,037)	27,954%
Operating expenses	$49,093	$11,109	$37,984	342%
Income (loss) from operations	$(99,309)	$(11,288)	$(88,021)	780%
Other expense (income)	$(9,438)	$(1,108)	$(8,330)	752%
Net income (loss) from continuing operations	$(89,871)	$(10,180)	$(79,691)	783%
Net income (loss) from continuing operations per common share, basic	$(0.512)	$(0.068)	$(0.444)	653%
Net income (loss) from continuing operations per common share, diluted	$(0.512)	$(0.068)	$(0.444)	653%

Financial Position
Working capital	$131,074	$206,797	$(75,723)	(37)%
Inventory and biological assets	$100,634	$114,238	$(13,604)	(12)%
Total assets	$433,677	$427,989	$5,688	1%
Non-current financial liabilities	$81,640	$47,196	$34,444	73%

NET REVENUE FROM CONTINUING OPERATIONS

Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis oil sold to the adult-use recreational, medical, wholesale, and international marketplaces. During Q2 Fiscal 2020, the Company also launched its vape and chocolate products to the adult-use recreational market.

For the three months ended May 31, 2020, net revenues declined 27% to $18,021 from $24,750 for the three months ended May 31, 2019 primarily due to lower flower sales volumes and a lower average net selling price compared to Q3 Fiscal 2019 from increased competition and as the dried flower value segment of the recreational market, particularly in large format, grew in Q3 2020 and the Company's large format value product did not launch until the end of April 2020 due in part to a reduced workforce from COVID-19; and ongoing evolving consumer preferences, for which a provision for returns and price adjustments on slow-moving and aged product of $2,975 million was recorded in Q3 2020.  This was partially offset by the sales of Rec 2.0 products (vape products and cannabis-infused chocolates) and international revenues, which had not occurred in the prior comparative quarter.

Net revenue for Q3 Fiscal 2020 of $18,021 was net of a provision for product returns and pricing adjustments of $2,975 (each net of excise). The majority of the product returns and price adjustments were largely due to slow moving recreational oil and flower products.  The lack of a sufficient retail network and slower than expected store openings in Ontario also continued to impact sales in Q3 Fiscal 2020, which was further exacerbated by increased industry supply. The Company no longer formulates recreational cannabis (THC) oil and as a result this category is not expected to be a significant part of the Company's revenue prospects going forward.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	18

Dried flower comprised 65% of net revenue in the quarter.  The average net selling price ("ASP") of dried flower decreased $0.94 to $3.90 per gram on a quarter-over-quarter basis as the Company recorded sales returns provisions of $2,975 related to prior period sales and experienced general price compression in the adult-recreational and medical markets as these markets matured and the customer and product mix evolved.  Selling prices are prone to fluctuation and there may be further price compression as the market and Company's customer and product mix evolves.

Sales volumes of dried flower in grams declined 24% to 2,986 kg in Q3 Fiscal 2020 compared to the prior year comparative quarter, primarily as a result of significant volumes of product shipped during Q3 Fiscal 2019 to address orders to fill pipelines and product shortages in the adult-recreational market.

For the nine months ended May 31, 2020, the Company recorded an increase of 4% in net revenues to $66,394 from $64,123 for the nine months ended May 31, 2019.  Net revenue increased on a year-to-date basis primarily due to the launch of Rec 2.0 products (vapes and chocolates) during Q2 Fiscal 2020 and wholesale and international revenues, which had not occurred in the prior comparative period.  This was offset by a decrease in recreational flower and oil sales volumes as a result of large pipeline fill orders shipped during the initial launch of the adult-use recreational market in the prior year, increased competition, and changing consumer preferences, particularly with respect to oil.

For the nine months ended May 31, 2020, the ASP of dried flower decreased to $4.34 per gram compared to $4.95 per gram for the nine months ended May 31, 2019 due to $14,742 (or 22% as a percentage total net revenue) in opportunistic wholesale revenues compared to none in the prior year (lower ASP at a higher gross margin), as well as sales returns provisions related to prior period sales.  Offsetting this decline in ASP was a 25% increase in sales volumes over the prior year nine-month comparative period due to legalization of adult-recreational use cannabis only coming into effect partway through Q1 Fiscal 2019 as well as the general growth in the market.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	19

 REVENUE COMPOSITION

 The Company's management reviews revenue composition by product category as follows for three months ended May 31, 2020 and 2019:

(1) Comprised primarily of sales returns and price allowance provisions for recreational oil.

COST OF SALES AND GROSS MARGIN

The gross margin from continuing operations for the three months ended May 31, 2020 was ($50,216) compared to ($179) for the prior year comparative period. The decrease in gross margin quarter-over-quarter was primarily driven by primarily as a result of: (i) higher cost of sales on higher post-harvest costs; (ii) inventory provisions and write-off of excess and unsaleable inventories ($19,253); (iii) inventory write-downs to net realizable value ($2,661); (iv) extraordinary plant culling ($5,048) and unabsorbed overhead ($1,964) as a result of lower production volumes due to reduced staffing and production inefficiencies as a result of voluntary layoffs that occurred as a consequence of the COVID-19 pandemic; (v) a lower ASP from increased competition and the ongoing evolution of the customer and product mix; and (vi) write-downs to net realizable value relating to the fair value component of inventories (fair value loss of $25,941).

The gross margin from continuing operations for the nine months ended May 31, 2020 was ($27,735) compared to $59,526 for the prior year comparative period. The decrease in gross margin year-over-year was primarily driven by the same factors as described above for the quarter-to-date period.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 - Agriculture. The net decrease in fair value adjustments on a quarter-to-date basis compared to the prior year is due to an increase in harvested plants resulting in an increase in fair value on the growth of biological assets of $9,627 (May 31, 2019 - $967), which  was offset by the realization of the fair value increment for inventory sold during the quarter of ($7,548) (May 31, 2019 - ($13,423)) and adjustments to the net realizable value of inventory of ($25,941) (May 31, 2019 - ($nil)).  The significant increase in adjustment to the net realizable value of inventory relates primarily to a write-down of the Company's inventory of flower, trim available for extraction, and concentrated extract for which the Company has excess quantities based on current market dynamics and forecast demand, also taking into consideration requirements with respect to the dating and specifications of products available for sale.

For the nine months ended May 31, 2020, the fair value adjustment to biological assets and inventory decreased from $22,383 to ($18,133), which was comprised of an increase in fair value on the growth of biological assets of $69,196 (May 31, 2019 - $62,004) that was offset by the realized fair value amounts included in inventory sold of ($30,789) (May 31, 2019 - ($38,765)) and the adjustment to net realizable value of inventories of ($56,540) (May 31, 2019 - ($856)).  The adjustment to the net realizable value of inventory was primarily driven by the same factors as described above for the quarter-to-date period.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	20

Cost of sales primarily consists of the following:

• Costs of sales of cannabis (dried flower, cannabis oil, and other wholesale formats such as extract) include the direct costs of materials and labour and depreciation of manufacturing related items such as building, and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

• Cost of sales also includes the costs related to other products such as vaporizers and other accessories.

• Cost of sales also includes shipping expenses to deliver product to the customer.

• The production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, write-downs to net realizable value that reduce the value of inventory below the original production or purchase cost, and other production overhead.

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Notes:

1. The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the August 31, 2019 year-end financial statements for the official accounting policies.

2. The majority of stock options expense related to the manufacturing and operations groups and most of the Moncton Campus depreciation is captured as part of cultivation costs, however a certain amount of these costs are also added during the post-harvest and extraction phases.

3. Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (FV adjustments) to "Fair value adjustments to biological assets" on statements of income.

4. Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the condensed consolidated interim financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	21

GROSS MARGIN BEFORE FAIR VALUE CHANGES TO BIOLOGICAL ASSETS AND INVENTORIES SOLD

The fair value adjustment to biological assets and inventories sold is comprised of the non-cash fair value gains (losses) for inventories sold, growth of biological assets, and adjustments to net realizable value. Prior quarters have been adjusted to reflect results only from continuing operations and the reclassification of shipping expenses. Refer to notes 25 and 26 of the Annual Financial Statements for further information.

The increase in gross margin before fair value changes to biological assets and inventories sold up to Q1 Fiscal 2019 is consistent with the Company's low cost of production and ability to sell most of its products at the medium to high end of the product categories. The decline in gross margin before fair value changes to biological assets and inventories sold in Q4 Fiscal 2019 is believed to be an anomaly resulting from an increase in production costs, a temporary decline in production yields during Q3 Fiscal 2019 that resulted in higher cost product being sold through in Q4 Fiscal 2019, year-end inventory adjustments, and write-downs of legacy packaging materials that have been replaced with new, more consumer-friendly packaging. During Q1 Fiscal 2020, the Company's gross margin before fair value changes to biological assets and inventories sold increased to $9,342 , which then decreased in Q2 and Q3 Fiscal 2020 due to lower sales volumes and costs associated with the launch the new Rec 2.0 products, higher post-harvest costs, and inventory write-downs and provisions. The negative gross margin before value changes to biological assets and inventories sold in Q3 2020 of ($26,354) is primarily due to inventory provisions and write-off of excess and unsaleable inventories, inventory write-downs to net realizable value, extraordinary plant culling and unabsorbed overhead as a result of  the impacts of COVID-19 on the Company's operations including lower production volumes that resulted from reduced staffing and production inefficiencies.

Gross Margin before fair value changes to biological assets and inventories sold	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20	Q3-F20

Gross margin from continuing operations	32,465	51,746	7,958	(179)	(11,059)	11,194	11,288	(50,216)
Less: Fair value changes to biological assets and changes in inventory sold	30,846	42,925	(8,086)	(12,456)	(11,806)	1,852	3,878	(23,862)
Gross margin before fair value changes to to biological assets and inventories sold	1,619	8,821	16,044	12,277	747	9,342	7,410	(26,354)
Divided by: net revenue from continuing operations	3,213	12,439	26,934	24,750	16,290	25,153	23,221	18,021
Gross margin % (before fair value changes to bio assets and inventories sold	50%	71%	60%	50%	5%	37%	32%	-146%

GENERAL AND ADMINISTRATIVE

For the three months ended May 31, 2020, general and administrative expenses from continuing operations increased to $5,959 compared to $4,622 in the prior year comparative period. The additional increase from the prior year comparative period is related to an increase in internal resources, office and general expenses, office building depreciation, professional fees, research and development efforts, and public company-related costs as the Company continued to scale up its operations in connection with the development of the adult-use recreational market and the cannabis derivatives market that launched in December 2019.

For the nine months ended May 31, 2020, the Company incurred general and administrative expenses from continuing operations of $20,384 compared to $9,428 (excluding general and administrative expenses attributable to Trauma Healing Centers ("Trauma Healing") of $75) in the prior year comparative period. The increase year-over-year is related to the same factors noted above.

SALES AND MARKETING

For the three months ended May 31, 2020, the Company incurred sales and marketing expenses from continuing operations of $4,299 compared to $4,441 for the three months ended May 31, 2019. The slight decrease in expenses in the current quarter was due to the decision to scale back on certain sales and marketing efforts, including a workforce reduction in certain areas, as a result of the COVID-19 pandemic.  These expenses include advertising and promotional spend, client service and sales staff, educational materials, as well as commissions on sales.

For the nine months ended May 31, 2020, the Company incurred sales and marketing expenses from continuing operations of $13,310 compared to $9,905 for the prior year comparative period. The increase year-over-year is related to the continued development of the adult-use recreational market and the Company's investment in its brand portfolio as well as the preparation for the Rec 2.0 launch.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	22

Sales and marketing and general and administrative expenses, excluding non-cash share-based compensation ("SG&A"), were $10,258 for Q3 Fiscal 2020, up from $9,063 in Q3 Fiscal 2019. As a percentage of net revenue, SG&A expenses increased to 57% in Q3 Fiscal 2020 from 37% in Q3 Fiscal 2019 as the Company invested more in the marketing and promotion of its product portfolio and scaling its operations for the launch of its Rec 2.0 line of products, but also experienced a decline in net revenues on a quarter-over-quarter basis as discussed previously.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

The construction of Phase 4C of the Moncton Campus, which was intended to house grow rooms with a previously estimated cultivation capacity of 24,000 kg per annum (now estimated at 19,000 kg per annum), was indefinitely ceased during the three months ended May 31, 2020 based on current available capacity and forecast market demand.  This Phase of the Moncton Campus has essentially been left partially completed and without any foreseeable near-term use for this Phase as well as the specialized and integrated nature of this Phase, management estimated the FVLCD of this Phase to approximate the purchase cost of the land and movable equipment.  As a result, the Company recognized an impairment loss of $37,740 in relation to this asset for the three months ended May 31, 2020.  The entire amount of the impairment loss was recorded against the building infrastructure of Phase 4C, which is currently classified as construction in progress. Included in this impairment are contractually committed future costs of $548 with respect to Phase 4C.

SHARE-BASED COMPENSATION

The Company recognized $1,095 and $4,013 in share-based compensation in relation to selling, general and administrative employees for the three and nine months ended months ended May 31, 2020, respectively, compared to $2,046 and $7,003 for the prior year comparative periods.  For the three months ended May 31, 2020, 725,000 options were granted to employees of the Company, valued at $920, compared to 792,000 options granted in the prior year comparative period, valued at $4,054. Included in the three months ended May 31, 2020 were 540,000 options granted to key management personnel compared to nil options granted for the three months ended May 31, 2019. The increase in share-based compensation expense year-over-year is primarily a result of more options having been granted during current period.

For the nine months ended May 31, 2020, 2,065,000 options were granted, valued at $3,636, compared to 2,624,500 options granted in the prior year comparative period, valued at $9,547. Included in the nine months ended May 31, 2020 were 790,000 options granted to key management personnel compared to 685,000 options granted for the nine months ended May 31, 2019.

Included in the three and nine months ended May 31, 2020 were 46,888 and 265,258 (May 31, 2019 - 84,000 and 878,449), restricted share units ("RSUs") granted to employees, of which 46,888 and 211,981 RSU's were issued to key management personnel and members of the Board of Directors compared to nil and 631,949 RSUs issued for the three and nine months ended May 31, 2019.

During the three and nine months ended May 31, 2020, nil and 142,187 performance share units ("PSUs") were granted to employees (May 31, 2019 - nil and nil), of which nil and 88,910 PSUs were issued to key management personnel and members of the Board of Directors compared to nil issued for the prior year comparative periods.

Share-based compensation was valued using the Black-Scholes valuation model for stock options and the fair value of the shares on the date of the grant for RSUs and represents a non-cash expense. The fair value of PSUs was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

FINANCING COSTS AND INVESTMENT INCOME

Financing costs are comprised of cash interest expense, the amortization of transaction costs, the discount of the long-term debt outstanding during the period, loan modification losses as described below, and for the prior year comparative period, the discount of the convertible debentures that were previously outstanding. The increase in financing costs for the three months ended May 31, 2020 to $2,222 from $379 in the prior year comparative period is mainly attributable to increase in finance charges owing to term loan outstanding since the end of Q3 Fiscal 2019, whereas no significant loan balance was outstanding during most of Q3 Fiscal 2019, as well as a loan modification loss of $813 incurred with respect to the second amendment to the Company's credit facility as outlined below. However, the decrease for the nine months ended May 31, 2020 to $5,052 from $8,833 in the prior year comparative period is primarily attributable to the convertible debentures previously outstanding, which were completely converted in April 2019, and the resulting lower effective interest rate as well as a lower average outstanding debt balance.  This decrease is offset by the loan modification losses of $1,644 incurred with respect to the first and second amendments to the Company's credit facility as outlined below.

On May 31, 2019, the Company closed a credit facility with Bank of Montreal ("BMO") as lead arranger and agent as well as a syndicate including three other lenders. The facility consists of a $115 million term loan ("Term Loan") and a $25 million revolving credit facility ("Revolver", or together with the Term loan, as amended, the "Facilities"), both of which mature on May 31, 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35 million to a total of $175 million, subject to agreement by BMO and the syndicate of lenders and satisfaction of certain legal and business conditions.

On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020.  The amended Facilities provide that the financial covenants will revert to the original structure on August 31, 2020.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the amendment.

The Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Term Loan from March 31, 2020 to May 31, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	23

In accordance with IFRS 9, such modification to the credit facility as outlined above is not an extinguishment of debt either qualitatively or quantitatively, rather it is a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loss on debt restructuring based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate ("EIR") versus the present value of the original net cash flows discounted at the original EIR.  This loss of $831 has been recorded under financing costs in the statement of (loss) income and comprehensive (loss) income for the nine months ended May 31, 2020.

On May 28, 2020, the Company further amended its Facilities ("Second Amendment") with BMO and the syndicate of lenders to: (i) extend the final draw deadline of the Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Term Loan to November 30, 2020; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the "Conversion Date"); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Facilities by an incremental $35 million.  The financial covenants will revert to the original structure, albeit at different ratios, on November 30, 2021.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the amendment.

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statement of (loss) income and comprehensive (loss) income for the three months ended May 31, 2020.

During the three and nine months ended May 31, 2020, the Company drew an additional $nil and $35,000 under the Term Loan, in two tranches, and similar to the initial draw noted above, converted the balances from prime rate loans to bankers' acceptances.  During the three months ended May 31, 2020, the Company rolled over $85,000 of the Term Loan balance on a monthly basis through bankers' acceptances with an average cash interest rate of approximately 4.38%.  Based on the current availment option of bankers acceptances' the applicable margin rate is 3.75% above the applicable bankers acceptances' rate.

Investment income of $47 and $136 was earned for the three and nine months ended May 31, 2020, respectively, compared to investment income of $17 and $492 for the prior year comparative periods. The year-over-year decrease in investment income, primarily comprised of interest income, was related to the maturing of short-term investments in August 2019 ($nil outstanding during the current period). Income was offset for the periods by realized and unrealized fair value losses on the mark-to-market revaluation of marketable securities.

GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (CEWS), which would subsidize 75% of employee wages, retroactive from March 15, 2020 to June 6, 2020 to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Under this program, the Company applied for a wage subsidy of $2,337 for the period March 15 to May 9, 2020 and has accrued $900 for the period May 10 to May 31, 2020, which has been included as government subsidies in the statements of (loss) income and comprehensive (loss) income.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	24

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION

During Q1 Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company's financial statements. During the three and nine months ended May 31, 2020, the Company's share of loss from these investments in associates was $428 and $977, respectively, compared to $415 and $922 in the prior year comparative periods. Since all three of these investments are effectively in the start-up or early phases of their operations, these losses are generally to be expected.

At May 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana.  The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of 1) FVLCS; and 2) VIU.  For the three and nine months ended May 31, 2020, impairment losses of $1,400 and $3,000 have been included in the statement of (loss) income and comprehensive (loss) income.

In connection with the Alpha-Cannabis Germany investment, the Company had committed to contingent consideration to be paid in the form of Common Shares of the Company upon the achievement of certain milestones by Alpha-Cannabis Germany. This contingent consideration liability is carried at fair value in the Company's statement of financial position. For the three and nine months ended May 31, 2020, the Company recorded an unrealized gain of $229 and $801, respectively, on the revaluation of this liability compared to an unrealized loss of $363 and $1,009 in the prior year comparative periods. The gain is primarily attributable to the decrease in the market price of the Company's Common Shares.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS

Net loss from continuing operations for the three months ended May 31, 2020 was $(89,871) or $(0.512) per Common Share (basic and diluted), compared to $(10,180) or $(0.068) per Common Share (basic and diluted) for the prior year comparative period. The change to net loss for the current quarter was a result of lower revenues; lower gross margin due to inventory write-offs and provisions, including adjustments to net realizable value, and COVID-19 related production inefficiencies; and negative fair value changes to biological assets and inventories written-down to net realizable value. This was further compounded by the impairment of property, plant and equipment.

Net loss from continuing operations for the nine months ended May 31, 2020 was $(97,566) or $(0.589) per Common Share (basic and diluted), compared to net income from continuing operations of $12,950 or $0.095 per Common Share (basic) and $0.089 per Common Share (diluted) for the prior year comparative period. The increase in net loss over the prior year comparative period is largely a result of the same factors identified above for the quarter-to-date period.

DISCONTINUED OPERATIONS

During the fourth quarter of Fiscal 2018, management decided to discontinue operations of Trauma Healing. On October 16, 2018, the sale of Trauma Healing was completed to VIVO Cannabis Inc. Revenue and expenses, gains and losses relating to the discontinuation of Trauma Healing have been eliminated from profit or loss from the Company's continuing operations and are shown as a single line item in the statements of income and comprehensive income. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance on Organigram going forward.

The net loss from discontinued operations during the three and nine months ended May 31, 2019 was $nil and $38, or $nil and $nil per Common Share (basic and diluted).

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	25

SUMMARY OF QUARTERLY RESULTS

	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20	Q3-F20

Financial Results
Adult-use recreational revenue (net of excise)	-	9,236	24,460	21,802	13,361	12,867	15,009	15,349
Direct to patient medical revenue (net of excise)	3,053	2,793	2,357	2,793	2,376	2,667	2,384	2,482
International, wholesale and other revenue	137	410	117	155	553	9,619	5,828	190
Net revenue from continuing operations	3,190	12,439	26,934	24,750	16,290	25,153	23,221	18,021
Net income (loss) from continuing operations	18,091	29,517	(6,386)	(10,180)	(22,456)	(863)	(6,833)	(89,871)
Net income (loss) from continuing operations per common share, basic	0.157	0.231	(0.049)	(0.068)	(0.144)	(0.006)	(0.041)	(0.512)
Net income (loss) from continuing operations per common share, diluted	0.152	0.195	(0.049)	(0.068)	(0.144)	(0.006)	(0.041)	(0.512)
Operational Results
Dried yield per plant (grams) (1)	127	153	164	110	148	152	155	132
Harvest (kg)	6,323	8,042	8,315	6,052	7,434	12,759	13,710	6,830
Registered medical patients (#)	15,730	13,505	14,875	17,000	17,200	18,125	16,781	14,312
Employee headcount (#)	356	479	615	622	707	766	816	474

(1) The Company ceased the harvesting of trim from the cannabis plant during Q3 Fiscal 2020 and therefore the dried flower yield per plant for Q3 Fiscal 2020 relates primarily to the flower component of the plant.

The legalization of adult-use cannabis for recreational purposes in October 2018 resulted in a significant increase in revenue in Q1 Fiscal 2019, which continued through Q3 Fiscal 2019 as the recreational market matured. Prior to this period, the Company was incrementally growing its medical cannabis business, while also preparing for the launch of adult-use cannabis market for recreational purposes. The decrease in revenue in Q4 Fiscal 2019 was due to the lack of a sufficient retail network and slower than expected store openings in Ontario, which was further exacerbated by increased industry supply and a changing market dynamic that resulted in the recognition of a provision for product returns and price adjustments as described previously.

Net income between Q4 Fiscal 2018 through to Q1 Fiscal 2019 increased primarily as a result of the Company's fair value adjustment to biological assets as the Company built-up inventories in advance of the recreational market launch. This was offset by increasing SG&A expenditures during the same timeframe as the Company increased its headcount substantially and invested in sales and marketing, recruitment and retention, and various other administrative expenditures. Net income for Q2 Fiscal 2019 through Q3 Fiscal 2020 declined as the Company recorded net negative changes to Company's fair value adjustments to biological assets and inventories sold and as investment in SG&A increased and cost of goods sold increased. Besides these factors, the increased net loss during Q3 Fiscal 2020 is driven by the write-off of excess and unsaleable inventories, the cost of culled plants due to lack of production staff to harvest owing to the impact of COVID-19, and the impairment of property, plant and equipment.  Excluding the aforementioned trends, no seasonality has been historically noted and the Company does not currently anticipate any such trends going forward, other than the market development trends noted previously.

Adjusted EBITDA

This is a non-IFRS measure and the Company calculates adjusted EBITDA from continuing operations as net income (earnings) before interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; the fair value adjustment to biological assets and inventory; and COVID-19 related charges, net of any government subsidies. Management believes the exclusion of the fair value adjustment is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on the valuation of biological assets and inventory using a fair value less cost to sell model. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss) from continuing operations.

Management changed the calculation of adjusted EBITDA during Q2 Fiscal 2019 and has conformed prior quarters accordingly to include an add-back for share-based compensation, share of loss from investments in associates, expenditures incurred in connection with the NASDAQ cross-listing, and unrealized loss on changes in fair value of contingent consideration.

Adjusted EBITDA  increased from Q4 Fiscal 2018 through to Q2 Fiscal 2019 as the adult-use recreational market was legalized in October 2018 but experienced a decrease during Q3 and Q4 Fiscal 2019 due to lower gross margins on increased production costs, inventory write-downs, and sales provisions as well as higher SG&A expenditures. In Q1 and Q2 Fiscal 2020, adjusted EBITDA increased owing to increased gross margin and lower operating expenses compared to Q4 of Fiscal 2019. The significant decrease in adjusted EBITDA during Q3 Fiscal 2020 was due to higher cost of sales mainly owing to lower revenues and the write-off and provision for excess and unsaleable inventories.  Included in COVID-19 related charges (net) are $5,048 of plant waste due to insufficient staff to harvest plants as a result of COVID-19, lump sum payments paid to temporarily laid off employees, a temporary pay premium paid to Moncton employees, and the employee portion of health and dental benefits paid for by the Company, less government subsidies income of $3,237.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	26

Adjusted EBITDA (Non-IFRS Measure)	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20	Q3-F20
Adjusted EBITDA Reconciliation
Net income (loss) from continuing operations as reported	$18,091	$29,517	$(6,386)	$(10,180)	$(22,456)	$(863)	$(6,833)	$(89,871)
Add:
Interest expense (investment income) from continuing operations	3,861	3,944	4,085	362	616	937	1,804	2,175
Income tax expense (recovery)	5,653	12,785	(620)	(2,248)	(6,289)	202	(698)	(9,975)
Depreciation, amortization, impairment, and gain (loss) on disposal of PP&E from continuing operations (per statement of cash flows)	1,556	1,671	1,802	2,220	3,955	3,760	4,406	5,033
Impairment of property, plant and equipment	-	-	-	-	-	-	-	37,740
Less/(Add): fair value adjustment to biological assets and net realizable value adjustment to inventory	30,846	42,925	(8,086)	(12,456)	(11,806)	1,852	3,878	(23,862)
Adjusted EBITDA as Previously Reported	$(1,685)	$4,992	$6,967	$2,610	$(12,368)	$2,184	$(5,199)	$(31,036)
Add:
Share-based compensation (per statement of cash flows)	1,977	1,847	5,136	3,875	4,036	2,805	2,400	1,937
Share of loss and impairment loss from investments in associates	-	-	507	415	1,289	256	1,894	1,828
Unrealized loss on changes in fair value of contingent consideration	-	-	646	363	(864)	(378)	(193)	(229)
COVID-19 related charges (net)	-	-	-	-	-	-	-	2,761
Nasdaq cross-listing expenditures	-	-	-	449	-	-	-	-
Adjusted EBITDA Revised	$292	$6,839	$13,256	$7,712	$(7,907)	$4,867	$(1,098)	(24,739)

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	27

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end Q3 Fiscal 2020 and Q4 Fiscal 2019:

	MAY 31, 2020	AUGUST 31, 2019	% CHANGE
Cash & short-term investments	$44,777	$47,935	(7)%
Inventories	$95,074	$93,144	2%
Working capital	$131,074	$152,417	(14)%
Total assets	$433,677	$428,525	1%
Total current and long-term debt	$85,438	$49,576	72%
Total shareholders' equity	$320,158	$327,006	(2)%

On May 31, 2020, the Company had a cash and short-term investments balance of $44,777 compared to $47,935 at August 31, 2019, a decrease of $3,158 which is primarily a result of the purchase of property, plant and equipment as part of the Company's Moncton Campus expansion, which is reflected in the overall increase in total assets, and the scaling up of the business, both of which was partially financed by incremental draws against the Company's Term Loan for $35,000 during Q1 Fiscal 2020 and net proceeds from the Company's ATM Programs in the amount of $82,715.

Inventories have grown on a volume basis, however write-downs and provisions for excess and unsaleable inventories recorded during Q3 Fiscal 2020, resulted in a marginal increase in value compared to Q4 Fiscal 2019.  Subject to the impact of COVID-19, the Company expects that the rate of inventory build will slow as new retail outlets and new product lines come online during calendar 2020, driving sales and inventory usage, and as the Company adapts its production plans to market conditions.

Management believes working capital is generally healthy and that as the Company's original Moncton Campus capital expenditure plan comes to a close, there is sufficient liquidity available for the near to medium term.  In the event that the Company were unable to finance any new expansionary capital expenditures or acquisitions from cash on hand or operating cash flows, that it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are actively traded on two senior exchanges and there is good analyst coverage amongst sell-side brokerages.

On November 22, 2019, the Company filed a base shelf prospectus with the securities regulators in each of the provinces and territories of Canada, and, on November 26, 2019, filed a corresponding amended shelf registration statement on Form F-10 with the U.S. Securities and Exchange (the "SEC"). The Canadian base shelf prospectus was receipted by the applicable Canadian securities regulatory authorities on November 22, 2019, and the Form F-10 registration statement, as amended, was declared effective by the SEC on November 27, 2019. The shelf prospectus and registration statement allow the Company to make offerings of up to $175 million during the 25-month period that the shelf prospectus remains valid through the issuance of Common Shares, preferred shares, debt securities, subscription receipts, warrants or units or a combination thereof.  The Company can, subject to prevailing market conditions, raise funds from time to time by filing one or more prospectus supplements under the base shelf prospectus.  On each of December 4, 2019 and April 22, 2020, the Company filed a prospectus supplement to raise up to $55 million and $49 million, respectively, under ATM Programs as described herein to shorten the timeline to raise funds for growth opportunities and working capital.  During Q2 and Q3 Fiscal 2020, the Company raised net proceeds of $52,885 and $29,830, respectively, by issuing 16,201,183 and 14,035,278 shares under these programs.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	28

The following highlights the Company's cash flows during the three and nine months ended May 31, 2020 and 2019:

	THREE MONTHS ENDED MAY 31,		NINE MONTHS ENDED MAY 31,
	2020	2019	2020	2019
Cash (used) provided by:
Operating activities	$8,540	$3,006	$(16,471)	$(19,359)
Financing activities	27,697	48,851	114,291	65,756
Investing activities	(32,682)	(17,170)	(100,734)	(54,297)
Cash (used) provided	$3,555	$34,687	$(2,914)	$(7,900)
Effects of foreign exchange on cash	-	26	-	26
Cash position
Beginning of period	41,086	12,477	47,555	55,064
End of period	$44,641	$47,190	$44,641	$47,190
Short-term investments	136	40,562	136	40,562
Cash and short-term investments	$44,777	$87,752	$44,777	$87,752

Cash provided by operating activities was $8,540 for the three months ended May 31, 2020, which was primarily driven by the monetization of working capital as the Company sold inventories and collected on receivables. The Company has accumulated significant inventory, which  is expected to allow it to have products readily available for sale along with the sufficient concentrates for the launch of its Rec 2.0 product line and available for sale in both Canadian and international markets. This compares to cash provided by operating activities of $3,006 for the prior year comparative period when the business was mostly focused on the initial launch of the adult-use recreational market.  Cash used by operating activities for the nine months ended May 31, 2020 was $16,471, which primarily relates to the continued scaling up of operations to meet the demands of the adult-use recreational market whereas cash used by operating activities in the prior year comparative period of $19,359 relates mostly to the building of inventories.

Cash provided by financing activities for the three and nine months ended May 31, 2020 was $27,697 and $114,291, respectively, mainly driven by net proceeds from the December 2019 at-the-market program (the "December ATM Program") and the April 2020 ATM Program of $29,830 and $82,715 in addition to proceeds from long-term debt issued of $nil and $35,000 (excluding fees). This was offset by cash interest paid of $1,234 and $3,036 and payments towards lease liabilities of $330 and $547.  In comparison, for the three and nine months ended May 31, 2019, cash provided by financing activities was $48,851 and $65,756, respectively, which was primarily driven by long-term debt issued for net proceeds of $48,956 and $58,807 plus stock options and warrants exercised of $15,272 and $25,901. This was offset by payment of long-term debt of $12,465 and $12,671 and cash interest paid of $2,912 and $6,281.

During the nine months ended May 31, 2020, the Company drew an additional $35,000 under the Term Loan, bringing the total outstanding balance to $85,000 of the total $115,000 Term Loan, which incurred an average cash interest rate of approximately 5.26% during the period.  Based on the current availment option of bankers acceptances' the applicable margin rate is 3.25% above the applicable bankers acceptances' rate.

Subsequent to the quarter-end, on June 22, 2020, the Company drew the remaining balance of its Term Loan of $30,000 resulting in an aggregate amount outstanding of $115,000.  The amount was drawn in bankers' acceptances at an initial cash interest rate of 4.28%.

Pursuant to the previously noted base-shelf prospectus, on December 4, 2019, the Company established the December 2019 ATM Program that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public, at the Company's discretion. Any common shares sold in the December 2019 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

The Company issued 16,201,183 Common Shares pursuant to the ATM Program during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per Common Share. Net proceeds realized were $52,885 after agents' commissions of $1,099, regulatory fees of $12, and legal and professional fees of $968. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	29

On April 22, 2020, the Company established an at-the-market equity program the "April 2020 ATM Program that allowed the Company to issue up to $49,000 (or its U.S. dollar equivalent) of common shares from treasury to the public, at the Company's discretion. Common Shares sold in the April 2020 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

The Company issued 14,035,278 common shares during the three months ended May 31, 2020 for gross proceeds of $31,069 at a weighted average price of $2.21 per common share. Net proceeds realized were $29,830 after agents' commissions of $621, regulatory fees of $1, and legal and professional fees of $629. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Subsequent to the period end, the Company completed its April 2020 ATM Program on June 8, 2020, by issuing an additional 7,044,951 common shares for gross proceeds of $17,915 at a weighted average price of $2.54 per common share.

Cash used by investing activities for the three and nine months ended May 31, 2020 $32,682 and was $100,734, respectively, primarily driven by the purchase of property, plant and equipment of $24,650 and $89,623 for the Company's Moncton Campus, which is effectively completed, as well as the purchase of GICs for restricted cash of $8,000 and $8,000. This compares to cash used by investing activities of $17,170 and $54,297 for the prior year comparative periods, which was primarily due to the purchase of property, plant and equipment for $27,279 and $76,024 and investment in associates for $40 and $12,748, which was partly offset by proceeds from short-term investments of $10,000 and $35,000.

As at July 17, 2020, excluding the $8.0 million of restricted investment (GIC), the Company had $78.2 million in cash and short-term investments.

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the three and nine months ended May 31, 2020.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and the Board of Directors.

For the three and nine months ended May 31, 2020 and 2019, the Company's expenses included the following management and board compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2020	MAY 31, 2019	MAY 31, 2020	MAY 31, 2019
Salaries and consulting fees	$636	$644	$1,958	$1,580
Share-based compensation	787	1,056	2,214	4,367
Total key management compensation	$1,423	$1,700	$4,172	$5,947

During the three and nine months ended May 31, 2020, 540,000 and 790,000 stock options (May 31, 2019 - nil and 685,000), respectively, were granted to key management personnel at an average exercise price of $2.17 and $2.48 (February 28, 2019 - $nil and $4.75) and aggregate fair value of $680 and $1,101 (May 31, 2019 - $nil and $1,736). In addition, during the three and nine months ended May 31, 2020, 46,888 and 211,981 RSU's (May 31, 2019 - nil and 631,949), were granted to key management personnel with an aggregate fair value of $97 and $805 (May 31, 2019 - $nil and $3,002), respectively.  For the three and nine months ended May 31, 2020, nil and 88,910 PSUs (May 31, 2019 - nil and nil) were issued to key management personnel with an aggregate fair value of $nil and $190,712 (May 31, 2019 - $nil and $nil), respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	30

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES

For the three and nine months ended May 31, 2020, the Company received no interest income (May 31, 2019 - $nil and $122) on its convertible debenture investment in Eviana as disclosed in Note 13 of the Financial Statements, which is being recorded as distributions under the equity accounting method.

For the three months ended May 31, 2020, the Company earned revenues of $52 on product sold to ACG, which has been proportionately eliminated from the consolidated financial statements based on the Company's proportionate share of investment in ACG.

SUBSEQUENT EVENTS

i) April 2020 ATM Program

On June 8, 2020, the Company completed its April 2020 ATM Program on June 8, 2020, by issuing an additional 7,044,951 common shares for gross proceeds of $17,915 at a weighted average price of $2.54 per common share.

ii) Amended Term Loan Draw

On June 22, 2020, the Company drew the remaining balance of its Amended Term Loan of $30,000 resulting in an aggregate amount outstanding of $115,000.  The amount was drawn in bankers' acceptances at an initial cash interest rate of 4.28%.

iii) Workforce Reduction

In an effort to better align its production capacity to prevailing market conditions, on July 3, 2020, the Company reduced its workforce by approximately 25%.  The decision affected approximately 220 employees, most of whom were on temporary layoff.  The severance costs associated with this workforce reduction was approximately $265, which was expensed during July 2020.

iv) Sublease Agreement

On July 17, 2020, the Company, as sublandlord, entered into a sublease agreement with a subtenant, pursuant to which the Company agreed to sublease 3,473 square feet of its rented premises for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the  terms of the sublease agreement, the sublandlord has a right to terminate the sublease upon six months' written notice to the subtenant, which shall not occur prior to April 30, 2021, whereas the subtenant has a right to terminate the sublease upon eight months' written notice to the sublandlord, which shall not occur prior to February 28, 2022.

FAIR VALUE MEASUREMENTS

(i) Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs, other than quoted prices included within Level 1, are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $85,394.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At May 31, 2020, the probability of achieving the milestones was estimated to be 68% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $45. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $21.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

(ii) Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see above), are used in determining the fair value of biological assets:

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	31

•    Average selling price per gram - calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing.

•    Yield by plant - represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

•   Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

•    Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of May 31, 2020, it is expected that the Company's biological assets will yield 7,309 kg (August 31, 2019 - 16,595 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	MAY 31, 2020	AUG. 31, 2019	SENSITIVITY	MAY 31, 2020	AUG. 31, 2019
Average net selling price per gram	$4.23	$5.65	Increase or decrease by $1.00 per gram	$1,314	$3,657
Average yield per plant	105 grams	151 grams	Increase or decrease by 10 grams	$529	$1,367

During the three months ended May 31, 2020, management ceased the harvesting of trim from the cannabis plants and therefore the average yield per plant at May 31, 2020 only reflects the average yield of the flower component of the plant.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	32

OUTSTANDING SHARE DATA

(i) Outstanding Shares, Warrants and Options and Other Securities

The following table sets out the number of Common Shares, options, and restricted share units outstanding of the Company as at May 31, 2020 and July 17, 2020:

	MAY 31, 2020	JULY 17, 2020
Common shares issued and outstanding	187,203,293	194,507,061
Options	9,611,754	9,098,454
Restricted share units	930,531	898,214
Performance share units	131,728	131,728
Total fully diluted shares	197,877,306	204,635,457

(ii) Share-based Compensation

On February 25, 2020 (the "Approval Date"), the Company's shareholders approved a new omnibus equity incentive plan (the "New Equity Incentive Plan") that governs grants made on or after the Approval Date.  Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted, including the Company's 2010 stock option plan and 2017 equity incentive plan, however, no new grants may be made under such plans.

The following table summarizes the changes in the Company's outstanding stock options for the three and nine months ended May 31, 2020:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2019	8,833,194	$4.23
Granted	1,340,000	$3.80
Exercised	(639,490)	$1.42
Cancelled / Forfeited	(280,383)	$7.75
Balance - February 29, 2020	9,253,321	$4.26
Granted	725,000	$2.17
Exercised	(9,250)	$0.61
Cancelled / Forfeited	(357,317)	$5.00
Balance - May 31, 2020	9,611,754	$4.08

The following is a summary of the outstanding stock options as at May 31, 2020:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Quantity Exercisable
1,690,432	5.11	$0.30-$1.88	1,590,016
2,225,000	7.80	$1.89-$2.38	1,644,500
1,953,254	8.43	$2.39-$3.82	967,854
1,944,518	8.52	$3.83-$6.32	1,227,644
1,798,550	8.90	$6.33-$11.27	913,400
9,611,754	7.81		6,343,414

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.81 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory, for the three and nine months ended May 31, 2020 was $1,937 and $7,142 (May 31, 2019 - $3,927 and $10,910) of which $1,642 and $5,636 (May 31, 2019 - $2,923 and $6,890) related to the Company's stock option plan. The fair value of options granted during the three and nine months ended May 31, 2020 was $920 and $3,636 (May 31, 2019 - $4,054 and $9,547). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	33

The following is the range of assumptions for the nine months ended May 31, 2020 and 2019:

	MAY 31, 2020	MAY 31, 2019
Risk free interest rate	0.45% - 1.65%	1.54% - 2.42%
Expected life of options	5.0 - 6.5 years	5.0 - 6.5 years
Expected annualized volatility	72% - 82%	64% - 70%
Expected dividend yield	-	-
Forfeiture Rate	8.0% - 8.7%	7.3% - 7.9%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

The following table summarizes the changes in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2019	842,362
Granted	218,370
Exercised	(41,839)
Cancelled/Forfeited	(19,611)
Balance - February 29, 2020	999,282
Granted	46,888
Exercised	(79,906)
Cancelled/Forfeited	(35,733)
Balance - May 31, 2020	930,531

The estimated fair value of the equity settled RSUs granted during the three and nine months ended May 31, 2020 was $96 and $1,033 (May 31, 2019 - $362 and $4,533), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-third each year recognized over three years. For the three and nine months ended May 31, 2020, $376 and $1,320 (May 31, 2019 - $720 and $2,994) has been recognized as share-based compensation expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	34

The following table summarizes the changes in the Company's outstanding PSUs:

NUMBER
Balance - August 31, 2019	-
Granted	142,187
Exercised	(10,459)
Balance - February 29, 2020	131,728
Granted	-
Exercised	-
Balance - May 31, 2020	131,728

The estimated fair value of the equity settled PSUs granted during the three and nine months ended May 31, 2020 was $nil and $305 (May 31, 2019 - $nil and $nil), which was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2020. For the three and nine months ended May 31, 2020, $79 and $204 (May 31, 2019 - $nil and $nil) has been recognized as share-based compensation expense.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

There have been no changes to the Company's critical accounting policies and estimates during the nine months ended May 31, 2020, other than those described previously or in the following section. For more information on the Company's accounting policies and key estimates, refer to the notes in the annual consolidated financial statements and MD&A for the year ended August 31, 2019.

CHANGES IN ACCOUNTING POLICIES

New standards effective September 1, 2019

The Company has adopted the following new IFRS standard for the annual period beginning on September 1, 2019.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaced IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard was effective for annual periods beginning on or after January 1, 2019 and has been adopted by the Company effective September 1, 2019 using the modified retrospective approach where comparative figures were not restated.

As a result of adopting IFRS 16, the Company recognized right-of use ("ROU") assets of $2,244 recorded under property, plant and equipment (Note 8), lease liabilities of $2,219 recorded under other liabilities (Note 12), and a reduction to prepaid expenses of $25 as a result of the leasing arrangements in place at September 1, 2019 and entered into during the nine months ended May 31, 2020 by the Company.

The right to use the leased asset was measured at the amount of the lease liability, using the Company's incremental borrowing rate on September 1, 2019 that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average interest rate as of September 1, 2019 to measure the lease liabilities was 5.70%.

The Company elected to use the following practical expedients on adoption of IFRS 16 on all of its leases:

(a) In accordance with IFRS 16.C3, the election is being taken to not reassess whether a contract is or contains a lease at the date of initial application, and instead to only apply IFRS 16 to contracts that were in the scope of IAS 17;

(b) In accordance with IFRS 16.C8(b)(ii), the election is being taken to measure the right of use asset on September 1, 2019 as an amount equal to the lease liability, adjusted for prepaid or accrued lease payments;

(c) In accordance with IFRS 16.C10(a), the election is being taken to apply a single discount rate to a portfolio of leases with reasonably similar characteristics;

(d) In accordance with IFRS 16.C10(b), the election is being taken to rely on the IAS 37 assessment of whether leases are onerous instead of performing an impairment review;

(e) In accordance with IFRS 16.C10(c), the election is being taken to exclude leases for which the term ends within 12 months from September 1, 2019;

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	35

(f) In accordance with IFRS 16.C10(d), the election is being taken to exclude initial direct costs from the measurement of the right-of-use asset on September 1, 2019;

(g) In accordance with IFRS 16.15, the election is being taken, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component where the non-lease components are not significant compared to the lease components;

(h) In accordance with IFRS 16.5(a), the election is being taken to not recognize an ROU asset and lease liability for leases for which the lease has a term less than 12 months; and

(i) In accordance with IFRS 16.5(b), the election is being taken to not recognize an ROU asset and lease liability for leases for which the underlying asset is of low value that are less than $5,000 USD when new.

The following is a reconciliation between the Company's operating lease commitments disclosed applying IAS 17 as at August 31, 2019 and the lease liabilities as at September 1, 2019 applying IFRS 16:

Reconciliation - IAS 17 to IFRS 16
Operating lease obligations as at August 31, 2019	$3,049
Minimum Future payments not related to lease payments	(411)
Lease payments for renewal options reasonably expected to be exercised but not contractually obligated	655
Relief option for short-term leases	(539)
Relief option for leases of low-value assets	(76)
Gross lease liabilities at September 1, 2019	2,678
Discounting	(459)
Present value of finance lease liabilities at 31 August 2019	$2,219

CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "Claim") was filed with the Supreme Court of Nova Scotia seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved. On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects.  As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding. On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal's decision with the Supreme Court of Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	36

The Company is contesting the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Claim although the Company's coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the condensed consolidated interim financial statements as the Company has not yet determined a reasonable estimate of the cost to resolve this class action.

On June 16, 2020, subsequent to quarter end, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen's Bench in Alberta (the "Alberta Claim") seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies however it makes allegations with respect to the content of THC and CBD in the companies' products. The proposed action is not certified.  The Company has reported the Alberta Claim to its insurers.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management.

The DCP and ICFR have been designed by management based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013) (the "COSO 2013 Framework") to provide reasonable assurance that the Company's financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 requires the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO")  to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  The CEO and CFO are also responsible for disclosing any changes to the Company's internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Material Changes to the Control Environment

There have been no changes to the Company's ICFR during the three or nine months ended May 31, 2020 that have materially affected, or are likely to materially affect, the Company's ICFR.

Identified Material Weaknesses and Remediation Plans

A material weakness in ICFR is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of a Company's annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls.

The Company retained a third-party service provider to assist it in performing a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners. During the three months ended May 31, 2020, a new third party continued to advance this work.  As of the interim period ended May 31, 2020, management has identified the following material weaknesses in the Company's ICFR and implemented the associated remediation activity as outlined below.  These material weaknesses have all been identified in previous reporting periods and the Company continues to implement its identified remediation plans and activities as described below.  The Company continues to expect that some remediation work may take longer than initially anticipated as the Company adapts to changes in working environments for its own staff and that of various service providers as a result of the impact of COVID-19.

Complex Spreadsheet Controls

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets related to the Company's biological asset model. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company's controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, updating of assumptions and evidence of sufficient levels of review of completed spreadsheets.

Remediation Plan and Activities

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	37

Management has taken steps since this material weakness was first identified for the fiscal year ended August 31, 2018, to improve its process including establishing checklists to be completed quarterly with multiple levels of review.  No additional process improvements were made during the quarter and these continue to require further refinements. Senior management has discussed this material weakness with the Audit Committee and the Board of Directors continues to review progress on these remediation activities on a regular and ongoing basis.  The Company had engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of internal controls over financial reporting.  The Company changed service providers during Q2 2020 and a new third party is working on identification and assessment of internal controls over financial reporting with the remediation activities being handled by the Company.  The Company continued during the quarter to perform some scoping exercises and planning for an enterprise resource planning  ("ERP") implementation.  The timing for the ERP implementation is under review and is expected to be a longer-term exercise as the Company allocates its personnel to various initiatives and responds to COVID-19. The ERP possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods once fully scoped and operational.

General Information Technology Controls (GITC)

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports.  Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

Remediation Plan

The Company has engaged a third party to aid in the identification and assessment of the design and implementation effectiveness of IT related ICFR.  The Company is implementing the remediation internally. The Company intends to commence a logical access review to enhance segregation of duties on certain in-scope applications before the end of Fiscal 2020.  No substantive progress was made during Q3 2020 and the majority of this work is expected to take place in periods subsequent to Fiscal 2020.

Property, plant and equipment

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	38

The Company did not maintain effective controls over the acquisition and disposal of capital assets, including the review of source documentation, authorization for disposal and processing of the related financial transaction(s).

Remediation Plan

To further strengthen controls surrounding property, plant and equipment, management has initiated or intends to initiate during Fiscal 2020 the following procedures:

• Implement a formalized capitalization policy and provide additional training and guidance to internal teams regarding the communicated processes;

• Enhancements to the quarterly capital budget analysis prepared on major projects; and

• Review the asset register and perform a physical inventory count of all the Company's assets.

The Company made advancements during the quarter on formalizing the capitalization policy and providing additional training and guidance on processes, further enhancing the capital budget analysis and reviewing the asset register and performing a physical inventory count of the Company's assets. There remains further work to be done which the Company currently expects will be completed by Fiscal year end.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company's ICFR in the future.  Management, including the CEO and CFO does not expect that DCP or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses.  A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

RISK FACTORS

The Company's business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under "Risk Factors" in the AIF. For additional risk factors, readers are directed to the Company's most recent AIF available under the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), and outstanding trade and loan receivables.  For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.  For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk approximates the $67,943 of cash, short-term investments, accounts receivable, loans receivable, and restricted cash on the statement of financial position at May 31, 2020 (August 31, 2019 - $65,385).

As of May 31, 2020, the Company's aging of trade receivables was as follows:

	MAY 31, 2020	AUGUST 31, 2019
0-60 days	$5,997	$11,748
61-120 days	686	152
Gross trade receivables	$6,683	$11,900
Less: Provision for doubtful accounts	(15)	(268)
	$6,668	$11,632

(ii) Liquidity Risk

The Company's liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At May 31, 2020, the Company had $44,641 (August 31, 2019 - $47,555) of cash and working capital of $131,074 (August 31, 2019 - $152,417).  Further, the Company has access to additional liquidity by way of its Facilities as described in Note 10 to the Financial Statements, subject to compliance with its financial covenants, and may further consider accessing equity capital through the capital markets.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	39

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$25,009	$25,009	$25,009	-	-	-
Long-term debt	85,438	85,382	6,455	78,785	142	-
Interest payments	-	6,722	3,586	3,136	-	-
	$110,447	$117,113	$35,050	$81,921	$142	$-

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's Moncton Campus expansion plans, the Company is contractually committed to approximately $2.0 million of capital expenditures.

(iii) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk for the Company comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk at May 31, 2020 pursuant to the variable rate loans described in Note 10. A 1% change in benchmark interest rates will increase or decrease the Company's interest expense by $850 (August 31, 2019 - $500) per year.

(iv) Concentration risk

The Company's accounts receivable are primarily due from provincial government agencies (two of which, individually, represented more than 10% of the Company's revenues during the nine months ended May 31, 2020), corporations (one of which, individually, represented more than 10% of the Company's revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Negative Cash Flow

The Company has not consistently generated positive cash flows from operating activities. As a result of the Company's negative cash flow from operating activities, the Company continues to rely on the issuance of securities or other sources of financing to generate the funds required to fund its business. The Company may continue to have negative operating cash flow for the foreseeable future. The Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of the early stage of operations and the impact of COVID-19 to its business operations.

(vi) Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(vii) NASDAQ Listing

The Company is eligible to be treated as an "emerging growth company" as defined in the Jumpstart Our Business Startups (JOBS) Act. The Company cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors.  The Company incurs increased costs as a result of being a public company in the United States and management devotes substantial attention to public company compliance.  As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer which may limit the information publicly available to shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	40

(viii) Risks Inherent in Investments

The Company is not directly involved in the ownership or operation of and may have limited contractual rights relating to the operations of its current and future investee entities. An investee generally has the power to determine the manner in which its business is developed, expanded and operated, and the Company's interest in an investee is subject to the risks applicable to the business carried on by the investee, and the Company may fail to realize all of the potential benefits from its investments. The interests of the Company and its investees may not always be aligned. Any benefits to (including cash flows) the Company from investees will be dependent upon the activities of the investees, which creates the risk that at any time those investees may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company's policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend an investee's ability to perform its obligations under agreements with the Company or (v) fail to comply with applicable laws or best practices.

In relation to investments in international operations, in addition to risks described elsewhere in our disclosures, there is also the risk of increased disclosure requirements; currency fluctuations; import and export regulations and increased regulatory requirements and restrictions. In addition, the enforcement by the Company of its legal rights in foreign countries, including rights to receive payments, utilize permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

(ix) Infectious diseases, including COVID-19 pandemic, and related government responses could have a material and adverse effect on our business, financial condition and results of operations

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company's business, including its operations, supply chains and interactions with counterparties, and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company's business, including its operations and the market for its securities and its financial condition, will depend on future developments, which are highly uncertain and cannot be predicted at this time. These include the duration, severity and scope of the outbreak and the actions taken by applicable governmental entities to address and mitigate COVID-19 or any other infectious diseases. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company's business including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, disruption to supply chains and the ability to deliver the Company's products to end customers. In addition, government efforts to curtail the spread of COVID-19 may result in temporary or long-term suspensions or shut-downs of our operations, impact our customers and affect our supply chain. Such suspensions and disruptions may have a material and adverse effect on the Company's business, financial condition and results of operations.

In connection with COVID-19, we are taking additional safety measures at our facility. However, such measures and related government mandates may not be effective, and one or more of our employees may get sick and may come to work infected, necessitating a short- or long-term closure of the facility, disrupting production. Such measures and mandates may also increase our expenses and otherwise impair our production levels or cause us to close or severely limit production at our facility. Further, legal cannabis dispensaries in certain Canadian markets may close voluntarily or be forced to close by the provincial governments, reducing our ability to distribute cannabis. For example, the Ontario government required retail dispensaries in the province to close for a short period, after which they were allowed to reopen, subject to certain limitations. In addition, consumer demand for cannabis and our other products may be reduced as a result of reductions in consumers' disposable income associated with lay-offs and work or pay limitations due to mandatory social distancing and lockdown measures implemented by governments in the geographies where we operate. Production limitations or stoppages, social distancing measures and other impediments affecting our suppliers, partners or our facility, should they materialize, may make it difficult, more costly, or impossible for us to conduct portions of our business. Limitations on the function of Health Canada and other regulators as a result of remote work of its employees or redeployment of its resources to addressing the pandemic may delay our communications with the regulatory authorities and delay renewal of our existing licences or the receipt of additional licences required for our operations, should such licences be sought. If macroeconomic conditions continue to worsen in Canada and around the world, demand for cannabis and our other products may significantly decline and industry participants, including our customers and suppliers, may face financial hardship. In addition, the increased market volatility resulting from global business and economic disruption related to the pandemic and measures to contain it has made it more difficult for companies to access capital markets. The duration and severity of the COVID-19 pandemic is currently unknown, and the pandemic may continue for a significant period of time. Any of the foregoing may adversely affect our business, financial position and results of operations.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to reliably estimate the length and severity of these developments and its impact on the Company. As a result, any of the risks associated with COVID-19 as described above may impact key estimates and assumptions used in the Company's financial statements. Such changes could be material and may impact, among other things, an impairment of long-lived assets including intangibles.

(x) Breach of Financial Covenants

The credit facility contains covenants that require the Company to maintain certain minimum financial ratios and targets. If the Company does not maintain such ratios and targets, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company's ability to execute its plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	41

(xi) Sufficiency of Insurance

The Company maintains various types of insurance which may include financial institution bonds; directors' and officers' insurance; property coverage; product liability recall insurance; and, general commercial and liability insurance. There is no assurance that claims will not exceed the limits of available coverage, if any, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost, or that any insurer will not dispute coverage of certain claims. There is also no assurance that coverage will be available to cover any or all claims. A judgment against the Company or any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact on the reputation of the Company. There can also be no assurance that the Company will be able to secure insurance coverage on commercially reasonable terms, or at all, as it may require to implement its business objectives, including with respect to Rec 2.0 derivative products.

(xii) Litigation

We are currently a party to a class action and proposed class action and other lawsuits including as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

(xiii) Product liability

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	42

MANAGEMENT’S DISCUSSION AND ANALYSIS | For the three and nine MONTHS ended MAY 31, 2020 AND 2019	43